UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number
001-33098

Mizuho Financial Group, Inc.
(Translation of registrant’s name into English)

5-5,
Otemachi
1-chome
Chiyoda-ku,
Tokyo
100-8176
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F. Form
20-F ☒ Form
40-F ☐

This report on Form
6-K
shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form
F-3
(File
No. 333-282497)
and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2025, formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 29, 2025

Mizuho Financial Group, Inc.

By:	/s/ Masahiro Kihara
Name:	Masahiro Kihara
Title:	President & Group CEO

In this report, yen figures and percentages presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, have been rounded to the figures shown, and yen figures and percentages presented in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, have been truncated to the figures shown, in each case, unless otherwise specified. Accordingly, the sum of the figures presented in tables or otherwise herein may not match the total amount.

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in yen.

Recent Developments

The following is a summary of significant business developments since March 31, 2025 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, although there have been concerns regarding the impact of increased U.S. tariffs on the global economy, the economy has remained resilient. This resilience has been mainly attributable to corporations temporarily absorbing the tariff costs, which limited the extent to which these costs were passed on to consumers.

In Japan, the economy has been experiencing a moderate recovery. In addition to corporations absorbing the tariff costs and lowering export prices, external demand has remained robust. Furthermore, domestic demand, including personal consumption and capital investment, also remained firm. The momentum for wage increases has also been sustained on the back of high corporate profits. On the other hand, the impact of tariffs has begun to materialize, as evidenced by recent declines in export volumes and production within the manufacturing sector. Amid these circumstances, the Bank of Japan (“BOJ”) has refrained from raising its policy interest rate. It is expected that the BOJ will continue to determine its monetary policy by assessing developments in wages and prices and other trends in the economy going forward.

In the United States, the economy has continued to grow steadily, driven by consumption by high-income earners, which has been supported by higher stock prices reflecting expectations for AI-related demand. In addition, the cautious approach of corporations in passing on tariff costs has helped to mitigate the adverse effects of tariffs. On the other hand, the unemployment rate has been rising gradually, and signs of a slowdown in the labor market have become increasingly evident. Based on these circumstances, the Federal Reserve Board (“FRB”) decided to proactively lower its policy interest rate at the meetings of the Federal Open Market Committee held in September, October and December 2025. Amid persistently high levels of uncertainty regarding future prospects, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and economic conditions.

In Europe, the economy grew moderately as both domestic and external demand remained resilient. Inflation has decelerated, reflecting a slowdown in wage growth, and is hovering around the European Central Bank’s (“ECB”) inflation target of approximately 2%. Based on these circumstances, the ECB maintained its policy rates following a rate cut at the meeting held in June 2025. As interest rates are already considered to be at a neutral level, it is expected that the ECB will determine its future policies by carefully assessing the balance of risks to economic activity and prices.

In Asia, the economy continued to grow at a steady pace. In China, although the correction in the real estate market has been prolonged and exports to the United States have declined due to tariffs, the economy has remained resilient as a result of government measures to stimulate domestic demand and the expansion of exports to third countries.

In emerging countries, front-loaded exports ahead of the implementation of tariffs and robust conditions in the semiconductor market—driven by the growing demand for AI—supported economic activity. Against this backdrop, with currency depreciation pressures easing and inflation decelerating, central banks in these countries have been proceeding with policy rate cuts.

As for the future outlook of the global economy, although a slowdown is expected due to the reactionary decline following pre-tariff hike rush exports and the gradual pass-through of increased tariff costs, moderate growth is anticipated to continue, supported by AI-related investments and fiscal policies in the United States and Europe. In addition, due to Japan’s and Europe’s intensified export competition with China in global markets, as well as potential future policy actions by the United States, fears of economic deterioration and financial and capital market disruption may spread, which may also adversely affect the Japanese economy.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 2.0% and 0.6% in the quarter ended June 30 and September 30, 2025, respectively. The gross domestic product increased consecutively from the quarter ended June 30, 2021 through the quarter ended December 31, 2023, decreased in the two consecutive quarters ended June 30, 2024, and increased consecutively from the quarter ended September 30, 2024 through the quarter ended September 30, 2025.

•

In September 2016, the BOJ introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” These policies aimed to drive the observed consumer price index to a level exceeding the price stability target of 2% and to maintain the index above that target in a stable manner. Under this policy framework, the BOJ set a guideline for market operations: regarding short-term interest rates, the BOJ would apply an interest rate of negative 0.1% to certain excess balances in current accounts held by financial institutions at the BOJ; and regarding long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of 10-year Japanese government bonds would remain at around 0%.

In March 2024, the BOJ expressed the view that its policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy since 2016 have fulfilled their roles because the BOJ assessed that a virtuous cycle between wages and prices had emerged, and judged that the price stability target of 2 percent had come in sight and would be achieved in a sustainable and stable manner towards the end of the projection period of the January 2024 Outlook Report (Outlook for Economic Activity and Prices). As the guideline for market operations, the BOJ decided to (i) end the negative interest rate policy and encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent, and (ii) eliminate the yield curve control and abolish the yield target level on 10-year Japanese government bonds.

In July 2024, the BOJ decided (i) to encourage the uncollateralized overnight call rate to remain at around 0.25 percent, and (ii) on a plan to reduce the amount of its monthly outright purchases of Japanese government bonds by about 400 billion yen each calendar quarter in principle, down to about 3 trillion yen during a period from January to March 2026.

In January 2025, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.5 percent. In accordance with the change in the guideline for money market operations, the BOJ decided to change (i) the interest rate applied to the complementary deposit facility (which is the interest rate applied to current account balances held by financial institutions at the BOJ, excluding required reserve balances) to 0.5 percent, and (ii) the basic loan rate applicable under the complementary lending facility to 0.75 percent.

In June 2025, the BOJ decided (i) to encourage the uncollateralized overnight call rate to remain at around 0.5 percent, and (ii) on a plan to reduce the amount of its monthly outright purchases of Japanese government bonds by about 400 billion yen each calendar quarter until January-March 2026, and by about 200 billion yen each calendar quarter from April-June 2026, down to about 2 trillion yen during a period from January to March 2027.

In September 2025, the BOJ decided to (i) encourage the uncollateralized overnight call rate to remain at around 0.5 percent, and (ii) sell exchange-traded funds (ETFs) and Japan real estate investment trusts (J-REITs) to the market in accordance with the fundamental principles for their disposal, which include the principle to avoid inducing destabilizing effects on the financial markets. The sales amount of ETFs and J-REITs will account for about 0.05 percent of the total market trading value.

•

The yield on newly issued 10-year Japanese government bonds, which is a key long-term interest rate indicator, was 1.490% as of March 31, 2025 and increased to 1.941% as of September 30, 2025. Thereafter, the yield increased further to 1.947% as of November 28, 2025.

•

According to Teikoku Databank, a Japanese research institution, there were 4,990 corporate bankruptcies in the six months ended September 30, 2024, involving approximately ¥1.3 trillion in total liabilities, 5,080 corporate bankruptcies in the six months ended March 31, 2025, involving approximately ¥0.9 trillion in total liabilities, and 5,146 corporate bankruptcies in the six months ended September 30, 2025, involving approximately ¥0.7 trillion in total liabilities. The number of corporate bankruptcies has increased for nine consecutive half-year periods since the first half of fiscal year 2021, which is the longest period of continuous increase since 2000, and exceeded 5,000 corporate bankruptcies for the first time in twelve years, since the half fiscal year ended September 30, 2013, which recorded 5,320 corporate bankruptcies.

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 26.2% to ¥44,932.63 as of September 30, 2025 compared to March 31, 2025. Thereafter, the Nikkei Stock Average increased to ¥50,253.91 as of November 28, 2025.

•

The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥149.14 to $1.00 as of March 31, 2025 and strengthened to ¥148.07 to $1.00 as of September 30, 2025. Thereafter, the yen weakened to ¥156.32 to $1.00 as of November 28, 2025.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.

In the six months ended September 30, 2025, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥689.9 billion of profit attributable to owners of parent (under Japanese GAAP).

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2025 was 13.70%.

With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2025, we redeemed ¥163.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2020. As for Tier 2 capital, in June 2025 and October 2025, we redeemed ¥20.0 billion and $0.75 billion of unsecured fixed-term subordinated bonds with a write-down clause issued by Mizuho Financial Group in June 2015 and October 2015, respectively. In June 2025 and October 2025, as for Tier 2 capital, we also redeemed ¥40.0 billion and ¥74.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2020 and October 2020, respectively.

Meanwhile, as for the new issuances of Additional Tier 1 capital, in April 2025, we issued ¥111.5 billion and ¥52.5 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. In July 2025, we also issued ¥150.0 billion and ¥70.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in October 2025, we issued ¥66.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to retail investors in Japan. In October 2025, we also issued ¥84.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through a public offering to retail investors in Japan.

Interim cash dividends for the fiscal year ending March 31, 2026 were ¥72.5 per share of common stock, an increase of ¥7.5 per share compared to ¥65.0 of the interim cash dividends for the fiscal year ended March 31, 2025.

On November 14, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥200 billion between November 17, 2025 and February 28, 2026. The cancellation of the repurchased shares is scheduled on March 23, 2026. Pursuant to the resolution, we have repurchased an aggregate of 5,894,100 shares for ¥31.0 billion as of November 30, 2025 on a trade basis.

From the fiscal year ending March 31, 2026, we have implemented our new shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we aim to increase dividends per share by approximately ¥5.0 each fiscal year, based on and assuming the steady growth of our stable earnings base. We will decide on share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Developments Relating to Our Business

Acquisition of shares in Upsider Holdings

On July 28, 2025, Mizuho Bank entered into a share transfer agreement to acquire Upsider Holdings, Inc. (“Upsider”) and completed the acquisition of 76.9% of Upsider’s shares for approximately ¥46 billion on September 19, 2025. By combining Upsider’s AI technology and credit expertise with Mizuho Bank’s extensive experience and information, we will further strengthen our initiatives with Upsider in developing new credit models based on AI-human synergy, thereby building new ecosystems and creating high-value-added services that go beyond the boundaries of conventional finance.

Acquisition of a leading independent financial advisory firm in the renewable energy and energy transition sector

On July 25, 2025, we and Mizuho Securities Co., Ltd. (“Mizuho Securities”), our consolidated subsidiary, announced that Mizuho International plc, a consolidated subsidiary of Mizuho Securities, agreed to acquire Augusta & Co Limited, a leading European financial advisory firm serving the renewable energy and energy transition sector, and the transaction was completed on October 31, 2025. Through this strategic transaction, we will further strengthen our M&A advisory platform and energy transition credentials in the region and beyond, offering specialized renewable and transition advisory services to our clients.

Completion of Transfer of Our Global Custody Business

On October 2, 2025, we announced with State Street Corporation the completion of our transaction to transfer our global custody and related businesses outside of Japan to State Street Corporation.

Acquisition of shares in Avendus Capital

On December 17, 2025, Mizuho Securities entered into an agreement with the majority shareholder of Avendus Capital Private Limited (“Avendus”), an Indian financial services firm, to acquire more than 60% of shares of Avendus for up to 47 billion Indian rupees. This transaction is expected to complete by July 2026, subject to regulatory approvals. Following the share acquisition, Avendus will become a consolidated subsidiary of Mizuho Securities. This investment will further strengthen our business foundation in India’s rapidly developing and maturing capital markets.

Others

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuations, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. As part of the medium-term business plan for the three fiscal years ending March 31, 2026, we are continuing our basic policy of reducing cross-shareholdings. During the six months ended September 30, 2025, we sold ¥36.7 billion of cross-shareholdings under Japanese GAAP on an acquisition cost basis.

Accounting Changes

See note 2 to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,		Increase (decrease)
	2024	2025
	(in billions of yen)
Interest and dividend income	¥3,169	¥3,004	¥(165)
Interest expense	2,579	2,240	(339)

Net interest income	590	764	174
Provision (credit) for credit losses	(2)	(11)	(9)

Net interest income after provision (credit) for credit losses	592	775	183
Noninterest income	1,337	1,641	304
Noninterest expenses	1,153	1,214	61

Income before income tax expense	777	1,202	425
Income tax expense	228	288	59

Net income	548	914	366
Less: Net income (loss) attributable to noncontrolling interests	(15)	99	114

Net income attributable to MHFG shareholders	¥563	¥816	¥252

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2024 and 2025.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,						Increase (decrease)
	2024			2025
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥73,732	¥503	1.36%	¥70,620	¥477	1.35%	¥(3,112)	¥(26)	(0.01)%
Call loans and funds sold	1,059	13	2.51	902	8	1.81	(157)	(5)	(0.70)
Receivables under resale agreements and securities borrowing transactions	24,379	468	3.83	31,034	418	2.68	6,656	(50)	(1.15)
Trading account assets	23,943	412	3.43	24,080	406	3.36	137	(7)	(0.07)
Investments	28,872	234	1.62	25,960	269	2.06	(2,912)	35	0.44
Loans	97,503	1,538	3.15	100,052	1,427	2.84	2,549	(112)	(0.31)

Total interest-earning assets	249,487	3,169	2.53	252,648	3,004	2.37	3,161	(165)	(0.16)

Deposits	140,638	1,155	1.64	146,296	1,046	1.43	5,657	(108)	(0.21)
Call money and funds purchased	2,758	7	0.52	3,018	12	0.78	261	5	0.26
Payables under repurchase agreements and securities lending transactions	40,856	1,057	5.16	41,800	758	3.62	944	(299)	(1.54)
Other short-term borrowings(1)	4,218	67	3.17	5,101	70	2.74	883	3	(0.43)
Trading account liabilities	5,759	114	3.95	5,302	141	5.31	(457)	27	1.36
Long-term debt	16,549	178	2.15	16,226	212	2.61	(323)	34	0.46

Total interest-bearing liabilities	210,778	2,579	2.44	217,743	2,240	2.05	6,965	(339)	(0.39)

Net	¥38,709	¥590	0.09	¥34,905	¥764	0.32	¥(3,804)	¥174	0.23

Note:

(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and any other short-term borrowings.

Interest and dividend income decreased by ¥165 billion, or 5.2%, from the six months ended September 30, 2024 to ¥3,004 billion in the six months ended September 30, 2025 due mainly to a decrease in interest income from loans. The decrease in interest income from loans was due mainly to a decrease in the average yield of foreign loans. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥314 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥149 billion, resulting in a ¥165 billion decrease in interest and dividend income.

Interest expense decreased by ¥339 billion, or 13.1%, from the six months ended September 30, 2024 to ¥2,240 billion in the six months ended September 30, 2025 due mainly to decreases in interest expense on payables under repurchase agreements and securities lending transactions and deposits. These decreases were due mainly to a decrease in interest expense at our overseas subsidiaries. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥220 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall decrease in interest expense of ¥119 billion, resulting in a ¥339 billion decrease in interest expense.

As a result of the foregoing, net interest income increased by ¥174 billion, or 29.4%, from the six months ended September 30, 2024 to ¥764 billion in the six months ended September 30, 2025. Average interest rate spread rose by 0.23 percentage points from the six months ended September 30, 2024 to 0.32% in the six months ended September 30, 2025. The rise of the average interest rate spread was due mainly to a decline in the average interest rate on interest-bearing liabilities, which more than offset the effect of a decline in the average yield on interest-earning assets.

Provision (Credit) for Credit Losses

Credit for credit losses on loans increased by ¥9 billion from the six months ended September 30, 2024 to ¥11 billion in the six months ended September 30, 2025. The increase was due mainly to a change from provision for credit losses on loans to credit for credit losses on loans to foreign borrowers, resulting from a decrease in the balance of nonaccrual loans to foreign borrowers.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,		Increase (decrease)
	2024	2025
	(in billions of yen)
Fee and commission	¥573	¥631	¥58
Fee and commission from securities-related business	127	146	19
Fee and commission from deposits business	8	8	—
Fee and commission from lending business	118	138	20
Fee and commission from remittance business	50	52	1
Fee and commission from asset management business	62	64	2
Fee and commission from trust related business	64	66	2
Fee and commission from agency business	20	20	—
Fee and commission from guarantee related business	23	24	1
Fees for other customer services	100	113	13
Foreign exchange gains (losses)—net	(120)	(7)	113
Trading account gains (losses)—net	802	224	(578)
Investment gains (losses)—net	(122)	590	711
Debt securities	12	3	(9)
Equity securities	(134)	586	720
Equity in earnings (losses) of equity method investees—net	9	38	29
Gains on disposal of premises and equipment	72	16	(56)
Other noninterest income	123	149	25

Total noninterest income	¥1,337	¥1,641	¥304

Noninterest income increased by ¥304 billion, or 22.7% from the six months ended September 30, 2024 to ¥1,641 billion in the six months ended September 30, 2025. The increase was due mainly to investment gains—net of ¥590 billion compared to investment losses—net of ¥122 billion in the corresponding period in the previous fiscal year, offset in part by a decrease in trading account gains—net of ¥578 billion.

Fee and commission

Fee and commission increased by ¥58 billion, or 10.1%, from the six months ended September 30, 2024 to ¥631 billion in the six months ended September 30, 2025. The increase was due mainly to increases in fee and commission from lending business of ¥20 billion and fee and commission from securities-related business of ¥19 billion. The increase in fee and commission from lending business was due mainly to an increase in syndicate loan arrangement fees of a domestic bank subsidiary. The increase in fee and commission from securities-related business was due mainly to an increase in fee and commission from securities-related business at our securities subsidiaries.

Foreign exchange gains (losses)—net

Foreign exchange losses—net decreased by ¥113 billion from the six months ended September 30, 2024 to ¥7 billion in the six months ended September 30, 2025. The decrease in foreign exchange losses—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2025.

Trading account gains (losses)—net

Trading account gains—net decreased by ¥578 billion from the six months ended September 30, 2024 to ¥224 billion in the six months ended September 30, 2025. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the market value of receive-fixed, pay-variable interest-rate swaps, reflecting a rise in long-term interest rates, and a decrease in gains related to changes in the fair value of our portfolio of foreign currency-denominated securities for which the fair value option was elected. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥590 billion in the six months ended September 30, 2025 compared to a loss of ¥122 billion in the corresponding period in the previous fiscal year, among which investment gains (losses)—net related to equity securities was a gain of ¥586 billion in the six months ended September 30, 2025 compared to a loss of ¥134 billion in the corresponding period in the previous fiscal year. The change from investment losses—net to investment gains—net related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2025, which mostly reflected the relative strength in market conditions compared to losses in the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,		Increase (decrease)
	2024	2025
	(in billions of yen)
Salaries and employee benefits	¥430	¥464	¥34
General and administrative expenses	401	436	35
Occupancy expenses	85	93	8
Fee and commission expenses	134	139	5
Provision (credit) for credit losses on off-balance-sheet instruments	(17)	—	16
Other noninterest expenses	120	83	(37)

Total noninterest expenses	¥1,153	¥1,214	¥61

Noninterest expenses increased by ¥61 billion, or 5.3%, from the six months ended September 30, 2024 to ¥1,214 billion in the six months ended September 30, 2025. The increase was due mainly to increases in salaries and employee benefits of ¥34 billion, and general and administrative expenses of ¥35 billion, offset in part by a decrease in other noninterest expenses of ¥37 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥34 billion, or 7.9%, from the six months ended September 30, 2024 to ¥464 billion in the six months ended September 30, 2025. The increase was due mainly to an increase in personnel expenses at a domestic bank subsidiary, a domestic securities subsidiary and certain U.S. subsidiaries.

General and administrative expenses

General and administrative expenses increased by ¥35 billion, or 8.7%, from the six months ended September 30, 2024 to ¥436 billion in the six months ended September 30, 2025. The increase was due mainly to increases in property expenses and depreciation and amortization expenses of software at a domestic bank subsidiary.

Other noninterest expenses

Other noninterest expenses decreased by ¥37 billion, or 31.0%, from the six months ended September 30, 2024 to ¥83 billion in the six months ended September 30, 2025. The decrease was due mainly to lower expenses at a domestic bank subsidiary and a U.S. subsidiary.

Income Tax Expense

The following table shows certain information as to our income, income tax expense and net income attributable to MHFG shareholders for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,		Increase (decrease)
	2024	2025
	(in billions of yen)
Income before income tax expense	¥777	¥1,202	¥425
Income tax expense	228	288	59
Current tax expense	200	206	6
Deferred tax expense	29	81	53

Net income	548	914	366
Less: Net income (loss) attributable to noncontrolling interests	(15)	99	114

Net income attributable to MHFG shareholders	¥563	¥816	¥252

Income tax expense increased by ¥59 billion from the six months ended September 30, 2024 to ¥288 billion in the six months ended September 30, 2025. Current tax expense in the six months ended September 30, 2025 increased by ¥6 billion from the corresponding period in the previous fiscal year to ¥206 billion. The increase in current tax expense was due mainly to an increase in the taxable income of our securities subsidiary. Deferred tax expense in the six months ended September 30, 2025 increased by ¥53 billion from the corresponding period in the previous fiscal year to ¥81 billion. The change in deferred tax expense was due primarily to changes in temporary differences attributable to marketable securities of our principal banking subsidiaries.

We consider the sales of available-for-sale securities and equity securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets as of September 30, 2025.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests was income of ¥99 billion in the six months ended September 30, 2025 compared to a loss of ¥15 billion in the corresponding period in the previous fiscal year.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥252 billion, or 44.8%, from the corresponding period in the previous fiscal year to ¥816 billion in the six months ended September 30, 2025.

Business Segments Analysis

We manage our group under an in-house company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as our operating segments and constitute reportable segments, and they reflect the manner in which our financial information is evaluated by our group’s Executive Management Committee, whose members act collectively as our group’s chief operating decision maker (“CODM”).

Our business segment information is prepared based on the internal management reporting systems used by the CODM to assess the performance of our business segments under Japanese GAAP. The CODM’s review of the reported measures of reportable segments includes evaluation of segment profitability and assessment of actual results compared to the budget. These measures are regularly provided to the CODM and are a component of a multifaceted decision-making process regarding segment performance as well as resource and capital allocation. Since figures reported to the CODM are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 20 to our consolidated financial statements included elsewhere in this report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.

For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥111.5 billion, compared to the six months ended September 30, 2024, to ¥1,673.1 billion. Consolidated general and administrative expenses for the six months ended September 30, 2025 increased by ¥78.1 billion compared to the six months ended September 30, 2024, to ¥963.8 billion. Consolidated equity in earnings of equity method investees-net for the six months ended September 30, 2025 decreased by ¥1.0 billion, compared to the six months ended September 30, 2024, to ¥26.6 billion. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥33.2 billion, compared to the six months ended September 30, 2024, to ¥729.9 billion.

	Mizuho Financial Group (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total
	(in billions of yen)
Six months ended September 30, 2024(1):
Gross profits + Net gains (losses) related to ETFs and others(2)	¥379.8	¥301.2	¥393.6	¥403.9	¥29.6	¥53.2	¥1,561.5
General and administrative expenses(3)	343.6	116.7	222.1	169.8	18.3	15.0	885.7
Equity in earnings (losses) of equity method investees-net	4.2	5.8	13.7	—	0.2	3.6	27.7
Amortization of goodwill and others	—	0.4	3.2	—	3.0	0.1	6.9

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥40.4	¥189.9	¥181.9	¥234.0	¥8.4	¥41.6	¥696.6

Fixed assets(5)	¥549.2	¥150.5	¥188.3	¥87.8	¥—	¥873.1	¥1,849.0

	Mizuho Financial Group (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total
	(in billions of yen)
Six months ended September 30, 2025(1):
Gross profits + Net gains (losses) related to ETFs and others(2)	¥445.3	¥337.5	¥422.2	¥391.7	¥36.7	¥39.6	¥1,673.1
General and administrative expenses(3)	360.8	120.3	243.9	188.6	23.8	26.2	963.8
Equity in earnings (losses) of equity method investees-net	2.9	7.5	14.0	—	0.1	1.8	26.6
Amortization of goodwill and others	—	0.4	2.5	—	2.8	0.2	6.0

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥87.5	¥224.3	¥189.8	¥203.0	¥10.1	¥15.0	¥729.9

Fixed assets(5)	¥632.6	¥173.4	¥227.9	¥101.5	¥—	¥846.2	¥1,981.7

Notes:

(1)

Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2024 and 2025, net gains (losses) related to ETFs and others amounted to ¥40.8 billion and ¥44.1 billion, respectively, of which ¥37.2 billion and ¥40.1 billion are included in GMC, respectively.

(3)

“General and administrative expenses” excludes non-allocated gains (losses), net, which primarily includes personnel expenses, depreciation expenses, and occupancy expenses. When the CODM assesses segment performance and decides how to allocate resources, these expenses are regularly provided to the CODM in an aggregated form as “General and administrative expenses” and may be used, for example, to evaluate the expense ratio against segment profits and to compare them with the budgeted expense information.

(4)

Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated gains (losses), net) plus equity in earnings (losses) of equity method investees-net less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net; Goodwill; Intangible assets; and right-of-use assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet measure that the CODM uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

RBC

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥65.5 billion, or 17.2%, compared to the six months ended September 30, 2024, to ¥445.3 billion. The increase was attributable mainly to an improvement in deposit income due to the rise in JPY interest rates and an increase in profits related to solution business.

General and administrative expenses for the six months ended September 30, 2025 increased by ¥17.1 billion or 4.9%, compared to the six months ended September 30, 2024, to ¥360.8 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥47.0 billion, or 116.1%, compared to the six months ended September 30, 2024, to ¥87.5 billion.

CIBC

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥36.2 billion, or 12.0%, compared to the six months ended September 30, 2024, to ¥337.5 billion. The increase was attributable mainly to an improvement in deposit income due to the rise in JPY interest rates and an increase in securities business income.

General and administrative expenses for the six months ended September 30, 2025 increased by ¥3.6 billion, or 3.0%, compared to the six months ended September 30, 2024, to ¥120.3 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥34.3 billion, or 18.0%, compared to the six months ended September 30, 2024, to ¥224.3 billion.

GCIBC

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥28.6 billion, or 7.2%, compared to the six months ended September 30, 2024, to ¥422.2 billion. The increase was attributable mainly to an increase in capital market-related income.

General and administrative expenses for the six months ended September 30, 2025 increased by ¥21.8 billion, or 9.8%, compared to the six months ended September 30, 2024, to ¥243.9 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥7.8 billion, or 4.3%, compared to the six months ended September 30, 2024, to ¥189.8 billion.

GMC

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 decreased by ¥12.2 billion, or 3.0%, compared to the six months ended September 30, 2024, to ¥391.7 billion. The decrease was attributable mainly to more cautious operations in banking.

General and administrative expenses for the six months ended September 30, 2025 increased by ¥18.8 billion, or 11.0%, compared to the six months ended September 30, 2024, to ¥188.6 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 decreased by ¥31.0 billion, or 13.2%, compared to the six months ended September 30, 2024, to ¥203.0 billion.

AMC

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥7.0 billion, or 23.8%, compared to the six months ended September 30, 2024, to ¥36.7 billion. The increase was attributable mainly to revenue related to assets under management of our subsidiaries.

General and administrative expenses for the six months ended September 30, 2025 increased by ¥5.5 billion, or 30.0%, compared to the six months ended September 30, 2024, to ¥23.8 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2025 increased by ¥1.7 billion, or 20.2%, compared to the six months ended September 30, 2024, to ¥10.1 billion.

Financial Condition

Assets

Our assets as of March 31, 2025 and September 30, 2025 were as follows:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025
	(in billions of yen)
Cash and due from banks	¥2,292	¥1,904	¥(388)
Interest-bearing deposits in other banks	71,144	66,262	(4,882)
Call loans and funds sold	776	961	185
Receivables under resale agreements	28,109	29,283	1,175
Receivables under securities borrowing transactions	2,078	1,939	(139)
Trading account assets	37,598	42,131	4,533
Investments	24,764	28,459	3,695
Loans	99,257	100,386	1,128
Allowance for credit losses on loans	(816)	(579)	237

Loans, net of allowance	98,441	99,807	1,366
Premises and equipment-net	1,814	1,820	7
Due from customers on acceptances	274	371	97
Accrued income	673	677	4
Goodwill	164	209	45
Intangible assets	35	32	(4)
Deferred tax assets	345	279	(67)
Other assets	8,234	7,714	(521)

Total assets	¥276,741	¥281,848	¥5,107

Total assets increased by ¥5,107 billion from March 31, 2025 to ¥281,848 billion as of September 30, 2025. The increase was due mainly to increases of ¥4,533 billion in trading account assets, ¥3,695 billion in investments, ¥1,366 billion in loans, net of allowance and ¥1,175 billion in receivables under resale agreements, offset in part by a decrease of ¥4,882 billion in interest-bearing deposits in other banks.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2025 and September 30, 2025:

	As of				Increase (decrease)
	March 31, 2025		September 30, 2025

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥45,879	46.2%	¥47,567	47.4%	¥1,688	1.2%
Small and medium-sized companies	2,746	2.8	2,626	2.6	(120)	(0.2)
Retail:
Housing loan	6,822	6.9	6,753	6.7	(69)	(0.2)
Others	1,275	1.3	1,250	1.2	(25)	(0.1)
Sovereign	3,693	3.7	1,838	1.8	(1,855)	(1.9)
Banks and other financial institutions	867	0.9	796	0.8	(71)	(0.1)

Total domestic	61,282	61.7	60,831	60.6	(451)	(1.1)
Foreign:
Corporate(1)	33,934	34.2	35,530	35.4	1,596	1.2
Retail	10	0.0	11	0.0	1	0.0
Sovereign	781	0.8	824	0.8	43	0.0
Banks and other financial institutions	3,251	3.3	3,190	3.2	(61)	(0.1)

Total foreign	37,975	38.3	39,555	39.4	1,580	1.1

Total loans before allowance for credit losses on loans	¥99,257	100.0%	¥100,386	100.0%	¥1,128	—

Note:

(1)	Corporate of foreign included ¥166 billion and ¥164 billion of lease receivables that were receivables arising from direct financing leasing as of March 31, 2025 and September 30, 2025, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥284 billion and ¥278 billion as of March 31, 2025 and September 30, 2025, respectively.

Total loans before allowance for credit losses on loans increased by ¥1,128 billion from March 31, 2025 to ¥100,386 billion as of September 30, 2025.

Loans to domestic borrowers decreased by ¥451 billion from March 31, 2025 to ¥60,831 billion as of September 30, 2025 due mainly to a decrease in loans to sovereign borrowers, offset in part by an increase in loans to large companies.

Loans to foreign borrowers increased by ¥1,580 billion from March 31, 2025 to ¥39,555 billion as of September 30, 2025 due mainly to an increase in loans to corporate borrowers.

Within our loan portfolio, the proportion of loans to domestic borrowers against total loans decreased from 61.7% to 60.6%, while that of loans to foreign borrowers against total loans increased from 38.3% to 39.4%. Loans to foreign borrowers were regionally diversified.

Nonaccrual Loans

Balance of nonaccrual loans

The following table shows our nonaccrual loans as of March 31, 2025 and September 30, 2025:

	As of				Increase (decrease)
	March 31, 2025		September 30, 2025
	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥800	1.7%	¥564	1.2%	¥(235)	(0.5)%
Small and medium-sized companies	92	3.4	87	3.3	(5)	(0.1)
Retail:
Housing loan	30	0.4	29	0.4	(1)	0.0
Others	43	3.4	41	3.3	(2)	(0.1)

Total domestic	965	1.6	723	1.2	(243)	(0.4)
Foreign	96	0.3	79	0.2	(17)	(0.1)

Total nonaccrual loans	¥1,062	1.1	¥801	0.8	¥(260)	(0.3)

Total nonaccrual loans decreased by ¥260 billion, or 24.5%, from March 31, 2025 to ¥801 billion as of September 30, 2025. Nonaccrual loans to domestic borrowers decreased by ¥243 billion due mainly to a decrease in nonaccrual loans to large companies. Nonaccrual loans to foreign borrowers decreased by ¥17 billion. The relative impact of foreign currency fluctuations on such amount was immaterial.

Reflecting the aforementioned change, the percentage of nonaccrual loans within total loans decreased from 1.1% as of March 31, 2025 to 0.8% as of September 30, 2025. The percentage of nonaccrual loans net of allowance for credit losses on loans to total loans net of allowance for credit losses on loans decreased from 0.25% as of March 31, 2025 to 0.22% as of September 30, 2025 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in total loans net of allowance for credit losses on loans.

Allowance for Credit Losses on Loans

Balance of allowance for credit losses on loans

The following table summarizes changes in our allowance for credit losses on loans in the six months ended September 30, 2024 and 2025:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign(2)	Total

	(in billions of yen)
Six months ended September 30, 2024
Balance at beginning of period	¥564	¥56	¥—	¥—	¥130	¥750

Provision (credit) for credit losses on loans	(7)	1	—	—	4	(2)

Charge-offs	(11)	(2)	—	—	(12)	(26)
Recoveries	7	1	—	—	1	8

Net charge-offs	(4)	(2)	—	—	(11)	(18)

Others (1)	—	—	—	—	(15)	(15)

Balance at end of period	¥553	¥54	¥—	¥—	¥108	¥716

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign(2)	Total

	(in billions of yen)
Six months ended September 30, 2025
Balance at beginning of period	¥639	¥50	¥—	¥—	¥127	¥816

Provision (credit) for credit losses on loans	10	1	—	—	(21)	(10)

Charge-offs	(234)	(2)	—	—	(2)	(238)
Recoveries	2	1	—	—	—	3

Net charge-offs	(232)	(2)	—	—	(1)	(235)

Others (1)	—	—	—	—	8	8

Balance at end of period	¥417	¥50	¥—	¥—	¥112	¥579

Notes:

(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.

Allowance for credit losses on loans decreased by ¥237 billion, or 29.1%, from March 31, 2025 to ¥579 billion as of September 30, 2025 due mainly to charge-offs of loans to certain domestic corporate borrowers. As a result, the percentage of allowance for credit losses on loans against total loans decreased by 0.24 percentage points to 0.58%.

Credit for credit losses on loans increased by ¥8 billion from the six months ended September 30, 2024 to ¥10 billion in the six months ended September 30, 2025. The increase was due mainly to a change from provision for credit losses on loans to credit for credit losses on loans to foreign borrowers, resulting from a decrease in the balance of nonaccrual loans to foreign borrowers.

Charge-offs increased by ¥212 billion from the six months ended September 30, 2024 to ¥238 billion for the six months ended September 30, 2025. The increase was due mainly to charge-offs of loans to certain domestic corporate borrowers.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2025 and September 30, 2025 were as follows:

	As of						Increase (decrease)
	March 31, 2025			September 30, 2025
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)

	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥8,379	¥8,362	¥(16)	¥11,029	¥10,984	¥(44)	¥2,650	¥2,622	¥(28)
Other than Japanese government bonds	6,736	6,696	(40)	7,251	7,206	(45)	515	509	(5)

Total	¥15,115	¥15,059	¥(56)	¥18,279	¥18,190	¥(89)	¥3,165	¥3,131	¥(33)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥419	¥400	¥(20)	¥420	¥399	¥(20)	¥—	¥(1)	¥(1)
Agency mortgage-backed securities	3,766	3,628	(139)	3,751	3,643	(108)	(15)	16	31

Total	¥4,186	¥4,027	¥(158)	¥4,171	¥4,043	¥(128)	¥(15)	¥15	¥30

Available-for-sale securities measured at fair value increased by ¥3,131 billion from March 31, 2025 to ¥18,190 billion as of September 30, 2025. The increase was due primarily to our purchases of Japanese government bonds, offset in part by our sales, and redemptions by the Japanese government, of Japanese government bonds. Held-to-maturity securities measured at amortized cost decreased by ¥15 billion from March 31, 2025 to ¥4,171 billion as of September 30, 2025. See note 3 to our consolidated financial statements for details of other investments included within investments.

Trading Account Assets

Trading account assets increased by ¥4,533 billion from March 31, 2025 to ¥42,131 billion as of September 30, 2025. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and an increase in trading volume of U.S. Treasury bonds in an environment of declining interest rates in the United States.

Liabilities

The following table shows our liabilities as of March 31, 2025 and September 30, 2025:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025

	(in billions of yen)
Deposits	¥173,791	¥175,134	¥1,343
Due to trust accounts	303	360	56
Call money and funds purchased	2,745	3,185	440
Payables under repurchase agreements	38,395	35,926	(2,469)
Payables under securities lending transactions	1,675	2,139	464
Other short-term borrowings	5,537	4,473	(1,064)
Trading account liabilities	21,208	22,746	1,539
Bank acceptances outstanding	274	371	97
Income taxes payable	133	146	12
Deferred tax liabilities	37	39	2
Accrued expenses	571	600	29
Long-term debt	14,914	17,972	3,058
Other liabilities	6,608	7,652	1,044

Total liabilities	¥266,191	¥270,742	¥4,551

Total liabilities increased by ¥4,551 billion from March 31, 2025 to ¥270,742 billion as of September 30, 2025. The increase was due primarily to increases of ¥3,058 billion in long-term debt, ¥1,539 billion in trading account liabilities, ¥1,343 billion in deposits and ¥1,044 billion in other liabilities, offset in part by a decrease of ¥2,573 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2025 and September 30, 2025:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥31,705	¥30,286	¥(1,419)
Interest-bearing deposits	95,655	95,545	(110)

Total domestic deposits	127,360	125,831	(1,529)

Foreign:
Noninterest-bearing deposits	2,643	2,471	(172)
Interest-bearing deposits	43,788	46,832	3,044

Total foreign deposits	46,431	49,303	2,872

Total deposits	¥173,791	¥175,134	¥1,343

Total deposits increased by ¥1,343 billion from March 31, 2025 to ¥175,134 billion as of September 30, 2025. Domestic deposits decreased by ¥1,529 billion from March 31, 2025 to ¥125,831 billion as of September 30, 2025. Domestic noninterest-bearing deposits decreased by ¥1,419 billion from March 31, 2025 to

¥30,286 billion as of September 30, 2025 due mainly to a decrease in noninterest-bearing ordinary deposits. Domestic interest-bearing deposits decreased by ¥110 billion from March 31, 2025 to ¥95,545 billion as of September 30, 2025. Foreign deposits increased by ¥2,872 billion from March 31, 2025 to ¥49,303 billion as of September 30, 2025 due mainly to an increase in time deposits.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2025 and September 30, 2025:

	As of						Increase (decrease)
	March 31, 2025			September 30, 2025
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥303	¥—	¥303	¥360	¥—	¥360	¥56	¥—	¥56
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	27,644	15,171	42,815	23,938	17,311	41,250	(3,705)	2,140	(1,565)
Other short-term borrowings	3,072	2,465	5,537	2,114	2,359	4,473	(958)	(106)	(1,064)

Total short-term borrowings	¥31,020	¥17,636	¥48,656	¥26,412	¥19,670	¥46,083	¥(4,607)	¥2,034	¥(2,573)

Total short-term borrowings decreased by ¥2,573 billion from March 31, 2025 to ¥46,083 billion as of September 30, 2025. Domestic short-term borrowings decreased by ¥4,607 billion due mainly to decreases in payables under repurchase agreements and other short-term borrowings. Foreign short-term borrowings increased by ¥2,034 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities

Trading account liabilities increased by ¥1,539 billion from March 31, 2025 to ¥22,746 billion as of September 30, 2025. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates.

Equity

The following table shows a breakdown of equity as of March 31, 2025 and September 30, 2025:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,799	¥5,766	¥(33)
Retained earnings	3,344	3,904	560
Accumulated other comprehensive income (loss), net of tax	932	896	(36)
Treasury stock, at cost	(9)	(11)	(2)

Total MHFG shareholders’ equity	10,065	10,554	489
Noncontrolling interests	485	552	67

Total equity	¥10,550	¥11,106	¥556

Total equity increased by ¥556 billion from March 31, 2025 to ¥11,106 billion as of September 30, 2025 due mainly to an increase in retained earnings.

Retained earnings increased by ¥560 billion from March 31, 2025 to ¥3,904 billion as of September 30, 2025. The increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2025 of ¥816 billion, offset in part by dividend payments of ¥188 billion and a decrease of ¥67 billion as a result of the cancellation of common stock.

Accumulated other comprehensive income, net of tax, decreased by ¥36 billion from March 31, 2025 to ¥896 billion as of September 30, 2025. The decrease was due primarily to net unrealized losses on available-for-sale securities of ¥23 billion and foreign currency translation adjustments of ¥11 billion.

Noncontrolling interests increased by ¥67 billion from March 31, 2025 to ¥552 billion as of September 30, 2025. The increase was due mainly to an increase in net assets of certain investment funds that we consolidate.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currency exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management” in our most recent Form 20-F.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥1,343 billion, or 0.8%, from March 31, 2025 to ¥175,134 billion as of September 30, 2025.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources of liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2025:

As of November 30, 2025
	S&P		Moody’s
	Long-term	Short-term	Long-term	Short-term
Mizuho Financial Group	A-	—	A1	P-1
Mizuho Bank	A	A-1	A1	P-1
Mizuho Trust & Banking	A	A-1	A1	P-1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities and maintain credit lines and swap facilities denominated in foreign currencies.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2025, the balance of Japanese government bonds included within our investments and measured at fair value was ¥11.0 trillion (excluding held-to-maturity securities), and a majority of this amount was classified as the principal component of liquidity reserve assets.

Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, each for the three months ended September 30, 2025, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated NSFR data of our principal banking subsidiaries, each as of September 30, 2025. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended September 30, 2025
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥85,878
Net cash outflows (weighted)	64,948
LCR	132.2%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥82,361
Net cash outflows (weighted)	62,505
LCR	131.7%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥80,519
Net cash outflows (weighted)	59,690
LCR	134.9%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,280
Net cash outflows (weighted)	829
LCR	154.2%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,191
Net cash outflows (weighted)	725
LCR	164.3%

Net Stable Funding Ratio (NSFR)

As of September 30, 2025
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥116,815
Required stable funding (weighted)	101,490
NSFR	115.0%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥111,936
Required stable funding (weighted)	95,847
NSFR	116.7%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥107,470
Required stable funding (weighted)	90,221
NSFR	119.1%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,120
Required stable funding (weighted)	2,490
NSFR	125.2%
Mizuho Trust and Banking (Non-consolidated)
Available stable funding (weighted)	¥3,077
Required stable funding (weighted)	2,432
NSFR	126.5%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Off-balance-sheet Arrangements

See note 14 and note 15 to our consolidated financial statements included elsewhere in this report.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

The capital adequacy guidelines applicable to Japanese banks and bank holding companies each with international operations supervised by the Financial Services Agency, including us, require them to measure and apply capital charges with respect to their credit risk, market risk and operational risk.

Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk and market risk, and under the finalized Basel III reforms, the standardized approaches and the advanced measurement approaches for operational risk are replaced with a single revised standardized approach to be used by all banks. We use the advanced internal ratings-based approach which was revised under the Basel III finalization framework for the calculation of credit risk. For the calculation of market risk and operational risk, we use the standardized approach for the calculation of both risks.

As a bank and bank holding company with international operations, Mizuho Bank and Mizuho Trust & Banking are required to have a minimum Common Equity Tier 1 ratio of 4.5%, Tier 1 capital ratio of 6.0%, and total capital ratio of 8.0% on both a consolidated and non-consolidated basis, and Mizuho Financial Group is required to have the same minimum Common Equity Tier 1 ratio, Tier 1 capital ratio, and total capital ratio on a consolidated basis.

In addition, we are also subject to capital conservation buffers and countercyclical buffers, and Mizuho Financial Group is also subject to additional loss absorbency requirements for a global systemically important bank (“G-SIB”) and domestic systemically important bank (“D-SIB”). These buffer requirements must be met with Common Equity Tier 1 capital. The capital conservation buffer and the additional loss absorbency requirements currently applicable to us are 2.5% and 1.0%, respectively. The countercyclical buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures, which, ranging from 0% to 2.5%, would be imposed on banking organizations, subject to national discretion by the respective regulatory authorities. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” in our most recent Form 20-F.

We are required to maintain a minimum leverage ratio of 3.15% from April 1, 2024. In addition, Mizuho Financial Group is subject to the leverage ratio buffer requirement for G-SIBs of 0.55% from April 1, 2024, and thus the minimum leverage ratio requirement together with the minimum leverage ratio buffer requirement applicable to Mizuho Financial Group from April 1, 2024 is 3.70% in total. The leverage ratio is a measure of non-risk based capital adequacy that is calculated by dividing Tier 1 capital (as numerator) by the total exposure (denominator), with adjustments made to on- and off-balance assets. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio” in our most recent Form 20-F.

Under Total Loss Absorbing Capacity (“TLAC”) regulations, Mizuho Financial Group is required to meet minimum TLAC requirements of at least 18% of the resolution group’s risk-weighted assets and at least 7.10% from April 1, 2024, of its total exposure. Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC. See “Item 4.B. Information on the Company— Business Overview—Supervision and Regulation—Japan—Total Loss Absorbing Capacity” in our most recent Form 20-F.

Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios

Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31 and September 30, 2025, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025
	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥9,506.2	¥10,166.2	¥659.9
Additional Tier 1 capital	1,741.9	2,121.1	379.1

Tier 1 capital	11,248.2	12,287.4	1,039.1
Tier 2 capital	1,507.5	1,374.9	(132.5)

Total capital	¥12,755.7	¥13,662.3	¥906.5

Risk-weighted assets	¥71,844.4	¥74,205.0	¥2,360.6
CET1 capital ratio	13.23%	13.70%	0.47%
Required CET1 capital ratio(1)	8.11%	8.12%	0.01%
Tier 1 capital ratio	15.65%	16.55%	0.90%
Required Tier 1 capital ratio(1)	9.61%	9.62%	0.01%
Total capital ratio	17.75%	18.41%	0.66%
Required total capital ratio(1)	11.61%	11.62%	0.01%
CET1 available after meeting the bank’s minimum capital requirements	8.73%	9.20%	0.47%
Total Exposure(2)	¥235,543.8	¥242,264.4	¥6,720.6
Leverage ratio(3)	4.77%	5.07%	0.30%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	26.86%	26.88%	0.02%
External TLAC ratio (total exposure basis, including capital buffers)(4)	9.29%	9.34%	0.05%

Notes:

(1)

The required ratios described above, as of March 31 and September 30, 2025, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.11% and 0.12%, respectively, and the additional loss absorbency requirements for G-SIBs and D-SIBs of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)

As of March 31 and September 30, 2025, our total exposures (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were ¥291,989.8 billion and ¥296,676.8 billion, respectively.

(3)

As of March 31 and September 30, 2025, our leverage ratios on a consolidated basis (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were 3.85% and 4.14%, respectively.

(4)

As of March 31 and September 30, 2025, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were 7.49% and 7.63%, respectively.

Our total capital ratio as of September 30, 2025 was 18.41%, an increase of 0.66% compared to March 31, 2025. Our Tier 1 capital ratio as of September 30, 2025 was 16.55%, an increase of 0.90% compared to March 31, 2025. Our CET1 capital ratio as of September 30, 2025 was 13.70%, an increase of 0.47% compared to March 31, 2025. The increase in our CET1 capital ratio, Tier 1 capital ratio and total capital ratio were due mainly to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2025.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31 and September 30, 2025, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2025	September 30, 2025
Mizuho Bank
Common Equity Tier 1 capital ratio	11.42%	12.34%	0.92%
Tier 1 capital ratio	14.06%	15.48%	1.42%
Total capital ratio	16.27%	17.50%	1.23%
Leverage ratio	4.26%	4.72%	0.46%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	31.60%	34.57%	2.97%
Tier 1 capital ratio	31.60%	34.58%	2.98%
Total capital ratio	31.60%	34.58%	2.98%
Leverage ratio	13.49%	15.33%	1.84%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2025.

Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2025, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2025	September 30, 2025

	(in millions of yen)
Assets:
Cash and due from banks	2,292,295	1,904,238
Interest-bearing deposits in other banks	71,143,684	66,262,045
Call loans and funds sold	776,183	961,411
Receivables under resale agreements	28,108,779	29,283,331
Receivables under securities borrowing transactions	2,078,216	1,939,145
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,701,161 million at March 31, 2025 and ¥15,798,532 million at September 30, 2025)	37,598,099	42,131,074
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,055,780 million at March 31, 2025 and ¥1,694,136 million at September 30, 2025), net of allowance	15,058,617	18,190,034
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,067,125 million at March 31, 2025 and ¥249,018 million at September 30, 2025)	4,185,763	4,170,859
Equity securities	4,518,745	5,071,220
Other investments	1,000,589	1,026,995
Loans (Notes 4 and 5)	99,257,363	100,385,696
Allowance for credit losses on loans	(816,374)	(579,036)

Loans, net of allowance	98,440,989	99,806,659
Premises and equipment-net	1,813,678	1,820,238
Due from customers on acceptances	273,944	370,581
Accrued income	672,897	677,373
Goodwill	163,593	208,550
Intangible assets	35,472	31,730
Deferred tax assets	345,179	278,577
Other assets (Note 6)	8,234,429	7,713,747

Total assets	276,741,152	281,847,808

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2025	September 30, 2025

	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	6,054	4,923
Interest-bearing deposits in other banks	65,453	70,766
Call loans and funds sold	87,741	154,291
Trading account assets	2,304,908	2,748,108
Investments	207,895	211,878
Loans, net of allowance	8,654,827	8,963,211
All other assets	483,525	480,371

Total assets	11,810,404	12,633,547

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2025	September 30, 2025

	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	31,705,002	30,286,058
Interest-bearing deposits	95,654,717	95,544,829
Foreign:
Noninterest-bearing deposits	2,642,727	2,471,087
Interest-bearing deposits	43,788,236	46,831,867
Due to trust accounts	303,396	359,611
Call money and funds purchased	2,745,165	3,185,386
Payables under repurchase agreements (Note 19)	38,395,079	35,925,607
Payables under securities lending transactions (Note 19)	1,674,727	2,138,599
Other short-term borrowings (including liabilities accounted for at fair value of ¥244,157 million at March 31, 2025 and ¥34,108 million at September 30, 2025) (Note17)	5,537,351	4,473,327
Trading account liabilities	21,207,668	22,746,268
Bank acceptances outstanding	273,944	370,581
Income taxes payable	133,218	145,663
Deferred tax liabilities	36,677	39,058
Accrued expenses	570,845	599,734
Long-term debt (including liabilities accounted for at fair value of ¥3,764,171 million at March 31, 2025 and ¥4,495,178 million at September 30, 2025) (Note 17)	14,914,120	17,972,227
Other liabilities (Note 6)	6,608,355	7,652,089

Total liabilities	266,191,227	270,741,990

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 4,800,000,000 shares, and issued 2,513,757,794 shares at March 31, 2025, and 2,489,848,594 shares at September 30, 2025	5,799,003	5,765,609
Retained earnings	3,343,695	3,903,619
Accumulated other comprehensive income (loss), net of tax (Note 8)	931,779	896,220
Less: Treasury stock, at cost-Common stock 4,233,302 shares at March 31, 2025, and 4,339,630 shares at September 30, 2025	(9,462)	(11,320)

Total MHFG shareholders’ equity	10,065,015	10,554,128
Noncontrolling interests	484,909	551,689

Total equity	10,549,924	11,105,818

Total liabilities and equity	276,741,152	281,847,808

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above
. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2025	September 30, 2025

	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	70,338	106,898
Other short-term borrowings	401,275	291,736
Trading account liabilities	8,026	48,235
Long-term debt	1,968,740	2,270,867
All other liabilities	1,017,893	1,367,142

Total liabilities	3,466,272	4,084,878

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,538,327	1,426,551
Investments:
Interest	174,608	200,919
Dividends	59,321	67,714
Trading account assets	412,287	405,771
Call loans and funds sold	13,341	8,195
Receivables under resale agreements and securities borrowing transactions	467,838	417,721
Deposits in other banks	503,210	476,909

Total interest and dividend income	3,168,932	3,003,780

Interest expense:
Deposits	1,154,538	1,046,060
Trading account liabilities	114,152	141,120
Call money and funds purchased	7,226	11,816
Payables under repurchase agreements and securities lending transactions	1,057,333	758,240
Other short-term borrowings	66,956	70,162
Long-term debt	178,302	212,389

Total interest expense	2,578,506	2,239,786

Net interest income	590,426	763,994
Provision (credit) for credit losses (Notes 3 and 5)	(1,505)	(10,650)

Net interest income after provision (credit) for credit losses	591,931	774,644

Noninterest income (Note 16):
Fee and commission income	572,869	630,753
Foreign exchange gains (losses)-net	(120,497)	(7,234)
Trading account gains (losses)-net	801,981	224,043
Investment gains (losses)-net:
Debt securities	12,139	3,244
Equity securities	(133,889)	586,485
Equity in earnings (losses) of equity method investees-net	9,086	38,290
Gains on disposal of premises and equipment	72,346	16,469
Other noninterest income	123,285	148,782

Total noninterest income	1,337,318	1,640,833

Noninterest expenses:
Salaries and employee benefits	430,166	463,940
General and administrative expenses	400,866	435,825
Occupancy expenses	84,747	93,160
Fee and commission expenses	134,029	138,732
Provision (credit) for credit losses on off-balance-sheet instruments	(16,777)	(444)
Other noninterest expenses	119,599	82,519

Total noninterest expenses	1,152,631	1,213,732

Income before income tax expense	776,618	1,201,745
Income tax expense (Note 11)	228,475	287,602

Net income	548,143	914,143
Less: Net income (loss) attributable to noncontrolling interests	(15,033)	98,603

Net income attributable to MHFG shareholders	563,176	815,540

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	222.07	326.32

Diluted net income per common share	222.03	326.26

Dividends per common share	65.00	72.50

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Net income (Note)	548,143	914,143
Other comprehensive income (loss), net of tax	18,873	(36,446)

Total comprehensive income	567,016	877,697
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(13,745)	97,716

Total comprehensive income attributable to MHFG shareholders	580,761	779,981

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Common stock:
Balance at beginning of period	5,833,660	5,799,003
Performance-based stock compensation program	(537)	(549)
Cancellation of common stock	—	(32,847)
Other	1	2

Balance at end of period	5,833,124	5,765,609

Retained earnings:
Balance at beginning of period	3,120,236	3,343,695
Net income attributable to MHFG shareholders	563,176	815,540
Dividends declared	(139,610)	(188,463)
Cancellation of common stock	—	(67,153)

Balance at end of period	3,543,801	3,903,619

Accumulated other comprehensive income (loss), net of tax (Note 8) (Note) :
Balance at beginning of period	984,578	931,779
Change during period	17,586	(35,559)

Balance at end of period	1,002,164	896,220

Treasury stock, at cost:
Balance at beginning of period	(9,403)	(9,462)
Purchases of treasury stock	(2,773)	(103,831)
Disposal of treasury stock	2,636	1,974
Cancellation of treasury stock	—	100,000

Balance at end of period	(9,540)	(11,320)

Total MHFG shareholders’ equity	10,369,549	10,554,128

Noncontrolling interests:
Balance at beginning of period	502,116	484,909
Transactions between the MHFG Group and the noncontrolling interest shareholders	11,892	(23,440)
Dividends paid to noncontrolling interests	(6,008)	(7,496)
Net income (loss) attributable to noncontrolling interests	(15,033)	98,603
Other	1,288	(887)

Balance at end of period	494,256	551,689

Total equity	10,863,804	11,105,818

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Cash flows from operating activities:
Net income	548,143	914,143
Less: Net income (loss) attributable to noncontrolling interests	(15,033)	98,603

Net income attributable to MHFG shareholders	563,176	815,540
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	113,666	128,544
Provision (credit) for credit losses	(1,505)	(10,650)
Investment losses (gains)-net	121,751	(589,729)
Equity in losses (earnings) of equity method investees-net	(9,086)	(38,290)
Foreign exchange losses (gains)-net	(138,289)	156,096
Deferred income tax expense	28,554	81,359
Net change in trading account assets	(2,227,916)	(3,767,175)
Net change in trading account liabilities	(782,956)	1,394,451
Net change in loans held for sale	(349,285)	37,018
Net change in accrued income	17,426	(1,829)
Net change in accrued expenses	(4,560)	38,636
Other-net	1,116,447	908,572

Net cash used in operating activities	(1,552,577)	(847,457)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	17,329,169	13,927,556
Proceeds from sales of Equity securities (1)	1,903,886	2,681,730
Proceeds from maturities of Available-for-sale securities	10,162,422	2,748,458
Proceeds from maturities of Held-to-maturity securities	305,114	259,950
Purchases of Available-for-sale securities	(26,222,916)	(19,517,711)
Purchases of Held-to-maturity securities	(584,042)	(261,936)
Purchases of Equity securities (1)	(1,442,607)	(2,642,863)
Proceeds from sales of loans	392,461	732,822
Net change in loans	(47,554)	(1,734,251)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,347,575)	(1,150,478)
Proceeds from sales of premises and equipment	86,513	21,172
Purchases of premises and equipment	(148,496)	(136,470)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	2,970	2,226
Purchases of investments in subsidiaries (affecting the scope of consolidation)	—	(32,609)

Net cash used in investing activities	(610,656)	(5,102,404)

Cash flows from financing activities:
Net change in deposits	(2,301,534)	879,479
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	2,524,298	(1,680,315)
Net change in due to trust accounts	95,310	56,215
Net change in other short-term borrowings	734,376	(1,060,263)
Proceeds from issuance of long-term debt	1,739,534	3,910,970
Repayment of long-term debt	(1,372,648)	(1,037,536)
Proceeds from noncontrolling interests	14,984	3,396
Payments to noncontrolling interests	(544)	(32,153)
Proceeds from sales of treasury stock	2,637	1,975
Purchases of treasury stock	(2,773)	(103,831)
Dividends paid	(139,510)	(188,342)
Dividends paid to noncontrolling interests	(6,008)	(7,496)

Net cash provided by financing activities	1,288,121	742,101

Effect of exchange rate changes on cash and cash equivalents	(564,012)	(61,935)

Net decrease in cash and cash equivalents (2)	(1,439,124)	(5,269,696)
Cash and cash equivalents at beginning of period (2)	74,113,043	73,435,979

Cash and cash equivalents at end of period (2)	72,673,919	68,166,283

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	34,936	28,064
Transfer of loans held-for-sale into loans	—	40,707

Notes:
(1)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
(2)
Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information.”
MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30. Certain of MHFG’s subsidiaries have different interim financial reporting periods than September 30. For those subsidiaries with interim financial reporting periods within three months of MHFG’s interim financial reporting period, the effect of intervening events that materially affect the financial position or results of operations through the date of each of the periods presented in the MHFG’s consolidated financial statements has been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees-net.
Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
The unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the MHFG Group’s most recent annual report on Form
20-F
for the fiscal year ended March 31, 2025.
Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.
The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale,
valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain other short-term borrowings and long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical and macroeconomic uncertainty including uncertainty relating to the consequences of trade policies, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”) reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASC 326 also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for March 31, 2025 and September 30, 2025.
Allowance and provision (credit) for credit losses on loans
Each reporting period, the MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. Management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenarios. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2025 and September 30, 2025, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes, loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans generally includes the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the probability of default. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, the MHFG Group considers key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loans and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to modified loans to borrowers experiencing financial difficulty in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, calculated using the discounted cash flow (DCF) method, which considers the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an internal appraisal department which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as trade policies and their ripple effect on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of the evolving tariff policies on the automotive supply chain, the interest rate hike on domestic obligors and other factors contributing to economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, considering the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
Allowance and provision (credit) for credit losses on
available-for-sale
securities
The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 326.
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). In the case where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes.
2. Issued accounting pronouncements
Accounting pronouncements issued but not yet effective as of September 30, 2025
In December 2023, the FASB issued ASU
No.2023-09,
“Income Taxes (Topic 740)—Improvements to Income Tax Disclosures” (“ASU
No.2023-09”).
The ASU improves income tax disclosures primarily in relation to the rate reconciliation and information on income taxes paid on an annual basis. The ASU will be effective for the MHFG Group for its fiscal year ending March 31, 2026. The Group is currently evaluating the potential impact that the adoption of ASU
No.2023-09
will have on disclosures in its consolidated financial statements.
In November 2024, the FASB issued ASU
No.2024-03,
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (“ASU
No.2024-03”).
This ASU improves the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity’s definition of selling expenses. The transition method is prospective with the retrospective method permitted, and the ASU will be effective for the MHFG Group for its fiscal year ending March 31, 2028 and for interim periods beginning April 1, 2028. The Group is currently evaluating the potential impact that the adoption of ASU
No.2024-03
will have on disclosures in its consolidated financial statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2025 and September 30, 2025 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	(in millions of yen)
March 31, 2025

Available-for-sale securities:
Debt securities:
Japanese government bonds	8,378,639	123	16,329	8,362,432
Japanese local government bonds	571,110	5	23,376	547,739
U.S. Treasury bonds and federal agency securities	127,719	34	123	127,630
Other foreign government bonds	2,586,790	6,078	1,704	2,591,164
Agency mortgage-backed securities (1)	340,583	10	25,034	315,558
Residential mortgage-backed securities	21,802	1	897	20,907
Commercial mortgage-backed securities	850,518	4,693	1,424	853,787
Japanese corporate bonds and other debt securities	1,436,823	13,220	11,952	1,438,091
Foreign corporate bonds and other debt securities (2)	800,601	2,079	1,371	801,309

Total	15,114,585	26,243	82,211	15,058,617

Held-to-maturity securities:
Debt securities:
Japanese government bonds	419,480	—	19,601	399,879
Agency mortgage-backed securities (3)	3,766,283	23,982	162,763	3,627,502

Total	4,185,763	23,982	182,364	4,027,381

September 30, 2025

Available-for-sale securities:
Debt securities:
Japanese government bonds	11,028,504	792	44,799	10,984,497
Japanese local government bonds	544,296	3	23,353	520,946
U.S. Treasury bonds and federal agency securities	127,019	362	1	127,379
Other foreign government bonds	3,352,112	7,029	1,568	3,357,574
Agency mortgage-backed securities (1)	343,039	—	31,976	311,063
Residential mortgage-backed securities	6,301	—	123	6,178
Commercial mortgage-backed securities	810,204	4,219	1,408	813,015
Japanese corporate bonds and other debt securities	1,220,285	11,653	10,607	1,221,332
Foreign corporate bonds and other debt securities (2)	847,488	1,443	879	848,051

Total	18,279,246	25,501	114,713	18,190,034

Held-to-maturity securities:
Debt securities:
Japanese government bonds	419,524	—	20,302	399,222
Agency mortgage-backed securities (3)	3,751,335	35,874	143,896	3,643,314

Total	4,170,859	35,874	164,198	4,042,536

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥315,536 million and ¥22 million, respectively, at March 31, 2025, and ¥311,042 million and ¥21 million, respectively, at September 30, 2025. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥221,706 million at March 31, 2025, and ¥231,261 million at September 30, 2025.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥nil at both March 31, 2025 and September 30, 2025.
(5)	Accrued interest receivables of ¥20,845 million at March 31, 2025, and ¥29,632 million at September 30, 2025 are excluded from amortized cost and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at September 30, 2025 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,157,744	5,071,382	779,245	20,132	11,028,504
Japanese local government bonds	55,986	288,519	194,785	5,005	544,296
U.S. Treasury bonds and federal agency securities	22,315	104,704	—	—	127,019
Other foreign government bonds	2,646,489	703,137	1,245	1,241	3,352,112
Agency mortgage-backed securities	—	—	610	342,429	343,039
Residential mortgage-backed securities	—	—	—	6,301	6,301
Commercial mortgage-backed securities	7,086	528,525	274,593	—	810,204
Japanese corporate bonds and other debt securities	295,887	457,565	153,449	313,385	1,220,285
Foreign corporate bonds and other debt securities	626,251	210,241	4,115	6,881	847,488

Total	8,811,759	7,364,072	1,408,043	695,373	18,279,246

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	209,917	209,607	—	419,524
Agency mortgage-backed securities	—	—	—	3,751,335	3,751,335

Total	—	209,917	209,607	3,751,335	4,170,859

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,157,512	5,045,050	763,605	18,330	10,984,497
Japanese local government bonds	55,798	279,610	181,272	4,266	520,946
U.S. Treasury bonds and federal agency securities	22,313	105,066	—	—	127,379
Other foreign government bonds	2,647,417	707,671	1,245	1,241	3,357,574
Agency mortgage-backed securities	—	—	600	310,462	311,063
Residential mortgage-backed securities	—	—	—	6,178	6,178
Commercial mortgage-backed securities	7,109	528,904	277,001	—	813,015
Japanese corporate bonds and other debt securities	295,175	453,476	151,667	321,014	1,221,332
Foreign corporate bonds and other debt securities	626,375	210,666	4,130	6,881	848,051

Total	8,811,700	7,330,443	1,379,520	668,371	18,190,034

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	204,891	194,331	—	399,222
Agency mortgage-backed securities	—	—	—	3,643,314	3,643,314

Total	—	204,891	194,331	3,643,314	4,042,536

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit losses
The MHFG Group did
not
recognize allowance for credit losses on
available-for-sale
securities on March 31 and September 30, 2024 and March 31 and September 30, 2025. The Group did
not
recognize allowance for credit losses on
held-to-maturity
securities on March 31 and September 30, 2024 and March 31 and September 30, 2025 because held-to-maturity
securities consist of Japanese government bonds and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2025 and September 30, 2025:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(in millions of yen)
March 31, 2025

Available-for-sale securities:
Debt securities:
Japanese government bonds	7,660,587	16,325	1,725	5	7,662,312	16,329
Japanese local government bonds	54,117	1,975	493,411	21,402	547,528	23,376
U.S. Treasury bonds and federal agency securities	22,241	123	—	—	22,241	123
Other foreign government bonds	757,135	446	138,034	1,258	895,169	1,704
Agency mortgage-backed securities (Note)	63,435	2,971	245,191	22,064	308,626	25,034
Residential mortgage-backed securities	1,952	9	17,188	888	19,140	897
Commercial mortgage-backed securities	71,383	534	113,411	890	184,795	1,424
Japanese corporate bonds and other debt securities	127,307	1,972	1,058,758	9,980	1,186,066	11,952
Foreign corporate bonds and other debt securities	142,540	256	42,959	1,115	185,499	1,371

Total	8,900,698	24,609	2,110,679	57,602	11,011,377	82,211

September 30, 2025

Available-for-sale securities:
Debt securities:
Japanese government bonds	9,637,369	42,402	144,982	2,397	9,782,351	44,799
Japanese local government bonds	21,651	713	499,115	22,640	520,766	23,353
U.S. Treasury bonds and federal agency securities	22,313	1	—	—	22,313	1
Other foreign government bonds	1,305,586	1,333	109,288	235	1,414,874	1,568
Agency mortgage-backed securities (Note)	50,783	3,309	260,258	28,667	311,042	31,976
Residential mortgage-backed securities	1,187	14	3,458	109	4,646	123
Commercial mortgage-backed securities	30,650	420	114,631	988	145,281	1,408
Japanese corporate bonds and other debt securities	131,277	1,639	874,346	8,968	1,005,623	10,607
Foreign corporate bonds and other debt securities	187,010	226	43,866	654	230,877	879

Total	11,387,828	50,056	2,049,945	64,657	13,437,773	114,713

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥308,626 million at March 31, 2025, and ¥311,042 million at September 30, 2025. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

Available-for-sale
securities are considered impaired if the fair value is less than the amortized cost. The MHFG Group recognizes impairment losses in earnings if the Group has the intent to sell the debt security, or if it is more likely than not that the Group will be required to sell the debt security before recovery of its amortized cost.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases are expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses are recognized in income, the Group determined that their entire amortized cost bases are expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses are recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the six months ended September 30, 2024 and 2025. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Gross realized gains	10,527	17,330
Gross realized losses	(7,168)	(13,962)

Net realized gains (losses) on sales of available-for-sale securities	3,358	3,368

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities which are measured based on the net asset value per share (or its equivalent) consist of private equity and real estate funds. Equity securities without readily determinable fair values include non-marketable
stock.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(133,889)	586,485
Less: Net gains (losses) recognized during the period on equity securities sold during the period	(16,559)	81,151

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(117,330)	505,334

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025

	(in millions of yen)
Carrying amounts at the end of the period	601,621	596,289
Downward adjustments and impairments	23,886	28,354
Upward adjustments	13,880	13,080
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Downward adjustments and impairments	2,914	5,766
Upward adjustments	229	—
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.
Other investments
The following table summarizes the composition of Other investments at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025

	(in millions of yen)
Equity method investments	907,413	932,057
Investments held by consolidated investment companies and other	93,176	94,938

Total	1,000,589	1,026,995

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥340,574 million and ¥338,186 million, at March 31, 2025 and September 30, 2025, respectively. The aggregate market values of these marketable equity securities were ¥452,117 million and ¥606,521 million,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

respectively. The majority of the aggregate market values of these marketable equity securities as of September 30, 2025 include Joint Stock Commercial Bank for Foreign Trade of Vietnam, Mizuho Leasing Company, Limited and Orient Corporation of which the Group’s proportionate shares of the total outstanding common stock were
15.00%, 23.54% and 48.96
%, respectively. In addition, equity method investments as of September 30, 2025 include non-marketable
equity securities such as Rakuten Securities, Inc., Custody Bank of Japan, Ltd. and Kisetsu Saison Finance (India) Private Ltd. of which the MHFG Group’s proportionate shares of the total outstanding common stock were
 49.00%, 27.00
% and
 15.91
%, respectively.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
4. Loans
Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued
interest
receivables included in Accrued income was ¥239 billion and ¥240 billion at March 31, 2025 and September 30, 2025, respectively.
The Group does not believe that its exposure to any particular geographic area and business sector results in a significant concentration of credit risk.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiaries:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with modified debt or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2025 and September 30, 2025:

	March 31, 2025
	Term loans by origination year						Revolving Loans (2)	Total
	2024	2023	2022	2021	2020	Prior to 2020

	(in billions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	14,418	5,880	4,464	3,358	3,391	5,256	7,775	44,542
Watch obligors excluding special attention obligors	153	47	29	76	21	49	162	537
Nonaccrual loans	97	49	27	31	46	239	309	800
Small and medium-sized companies:
Normal obligors	489	313	236	164	146	621	536	2,506
Watch obligors excluding special attention obligors	41	18	12	9	7	37	24	148
Nonaccrual loans	8	5	6	5	10	34	24	92
Retail (1) :
Housing Loan:
Normal obligors	342	289	370	405	320	5,026	—	6,753
Watch obligors excluding special attention obligors	—	—	—	—	1	37	—	39
Nonaccrual loans	—	—	—	—	1	29	—	30
Others:
Normal obligors	149	105	54	38	77	306	449	1,179
Watch obligors excluding special attention obligors	15	10	5	3	8	6	7	53
Nonaccrual loans	4	3	1	2	5	19	8	43
Sovereign:
Normal obligors	3,212	55	47	44	86	239	4	3,687
Watch obligors excluding special attention obligors	2	2	1	—	—	—	—	5
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	160	81	71	252	1	80	221	867
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	19,091	6,857	5,322	4,390	4,122	11,979	9,521	61,282

Foreign:
Corporate (3) :
Normal obligors	13,891	4,670	3,086	1,254	580	1,268	8,360	33,108
Watch obligors excluding special attention obligors	220	96	95	36	113	76	95	730
Nonaccrual loans	17	25	19	1	4	19	10	96
Retail:
Normal obligors	2	1	1	1	1	4	—	10
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	318	220	194	7	2	3	35	778
Watch obligors excluding special attention obligors	—	3	—	—	—	—	—	3
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	1,333	631	485	112	27	193	454	3,235
Watch obligors excluding special attention obligors	—	—	4	—	—	11	—	16
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	15,781	5,645	3,883	1,411	728	1,574	8,954	37,975

Total	34,872	12,502	9,205	5,801	4,850	13,553	18,475	99,257

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	September 30, 2025
	Term loans by origination year						Revolving Loans (2)	Total
	2025	2024	2023	2022	2021	Prior to 2021

	(in billions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	10,550	8,410	5,253	4,012	2,976	7,233	8,041	46,475
Watch obligors excluding special attention obligors	83	89	42	25	65	67	158	528
Nonaccrual loans	24	79	42	27	33	75	283	564
Small and medium-sized companies:
Normal obligors	282	352	262	193	145	645	491	2,370
Watch obligors excluding special attention obligors	28	26	18	13	7	43	34	169
Nonaccrual loans	4	8	4	4	3	38	26	87
Retail (1) :
Housing Loan:
Normal obligors	284	289	281	359	394	5,083	—	6,690
Watch obligors excluding special attention obligors	—	—	—	—	—	31	—	33
Nonaccrual loans	—	—	—	—	—	29	—	29
Others:
Normal obligors	89	83	89	46	35	370	446	1,159
Watch obligors excluding special attention obligors	12	7	7	4	2	12	7	50
Nonaccrual loans	2	3	3	1	2	23	8	41
Sovereign:
Normal obligors	66	1,357	50	41	41	275	5	1,833
Watch obligors excluding special attention obligors	—	2	2	1	—	—	—	5
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	94	84	79	40	252	41	203	794
Watch obligors excluding special attention obligors	—	—	—	—	—	—	2	2
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	11,517	10,789	6,132	4,767	3,956	13,964	9,705	60,831

Foreign:
Corporate (3) :
Normal obligors	11,482	6,253	3,699	2,418	957	1,288	8,733	34,829
Watch obligors excluding special attention obligors	180	69	95	66	37	63	113	623
Nonaccrual loans	—	13	16	7	1	29	13	78
Retail:
Normal obligors	2	2	1	1	1	4	—	11
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	275	140	112	235	5	4	50	821
Watch obligors excluding special attention obligors	—	—	3	—	—	—	—	3
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	957	843	395	235	108	177	463	3,178
Watch obligors excluding special attention obligors	—	—	—	3	—	8	1	12
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	12,896	7,319	4,320	2,965	1,108	1,573	9,373	39,555

Total	24,414	18,108	10,451	7,733	5,064	15,538	19,079	100,386

Notes:
(1)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(2)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2025 and the six months ended September 30, 2025.
(3)	Corporate of foreign included ¥166 billion and ¥164 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2025 and September 30, 2025, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents gross charge-offs recognized for the six months ended September 30, 2024 and 2025:

	September 30, 2024
	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total
	(in billions of yen)
Domestic:
Corporate:
Large companies	4	3	—	—	—	—	2	9
Small and medium-sized companies	1	1	—	—	—	—	1	3
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	1	—	—	—	—	—	1

Total domestic	5	4	—	—	—	2	3	14

Foreign:
Total foreign (Note)	3	4	4	—	—	—	—	12

Total	8	9	4	—	—	2	3	26

	September 30, 2025
	2025	2024	2023	2022	2021	Prior to 2021	Revolving Loans	Total
	(in billions of yen)
Domestic:
Corporate:
Large companies	3	1	—	—	—	192	35	232
Small and medium-sized companies	—	1	—	—	—	—	—	2
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	1	—	—	—	—	—	1

Total domestic	4	3	—	—	—	194	36	236

Foreign:
Total foreign (Note)	—	—	1	—	—	1	—	2

Total	4	3	2	—	—	194	36	238

Note: The majority of total foreign consist of corporate.
Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.
Unearned income and deferred loan fees was ¥284 billion and ¥278 billion at March 31, 2025 and September 30, 2025, respectively.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

difficulty based on the assessment as of the reporting date. As of September 30, 2025, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this period and no significant concentration of collateral against any portfolio segment.
Nonaccrual loans
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and modified loans to borrowers experiencing financial difficulty. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In case loans are designated as nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to modified loans to borrowers experiencing financial difficulty, in general, such loans are restored to accrual loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents nonaccrual loans information at March 31, 2025 and September 30, 2025, and interest income recognized on nonaccrual loans for the six
m
onths ended September 30, 2024 and 2025:

	March 31, 2025			September 30, 2024
	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans
	(in billions of yen)
Domestic:
Corporate:
Large companies	788	12	800	6
Small and medium-sized companies	79	13	92	1
Retail:
Housing Loan	18	12	30	—
Others	26	17	43	—

Total domestic	911	54	965	8

Foreign:
Total foreign (3)	92	4	96	2

Total	1,003	58	1,062	9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	September 30, 2025			September 30, 2025
	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans
	(in billions of yen)
Domestic:
Corporate:
Large companies	550	15	564	5
Small and medium-sized companies	78	9	87	1
Retail:
Housing Loan	18	12	29	—
Others	25	17	41	—

Total domestic	670	53	723	6

Foreign:
Total foreign (3)	78	1	79	2

Total	748	54	801	8

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is consistent with the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that has been partially charged off, was ¥6,150 million and ¥4,411 million as of March 31, 2025 and September 30, 2025, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Loan modifications to borrowers experiencing financial difficulty
The MHFG Group grants certain modifications of loans to borrowers experiencing financial difficulty. The following table presents loan modifications to borrowers experiencing financial difficulty by type of modification during the six months ended September 30, 2024 and 2025:

	Term extension (2)	Interest rate reduction (2)	Term extension and interest rate reduction (2)	Principal forgiveness	Other	Total (3)(4)
	(in billions of yen)
September 30, 2024
Domestic:
Corporate:
Large companies	149	—	3	—	3	156
Small and medium-sized companies	23	—	—	—	—	24
Retail:
Housing Loan	—	—	—	—	—	—
Others	4	—	—	—	—	4

Total domestic	176	—	4	—	3	183

Foreign:
Total foreign (1)	13	—	—	—	—	13

Total	189	—	4	—	3	196

	Term extension (2)	Interest rate reduction (2)	Term extension and interest rate reduction (2)	Principal forgiveness	Other	Total (3)(4)
	(in billions of yen)
September 30, 2025
Domestic:
Corporate:
Large companies	137	—	—	—	3	141
Small and medium-sized companies	25	—	—	—	—	25
Retail:
Housing Loan	—	—	—	—	—	—
Others	3	—	—	—	—	3

Total domestic	165	—	—	—	3	169

Foreign:
Total foreign (1)	9	1	—	—	—	10

Total	175	1	—	—	3	179

Notes:
(1)	The majority of total foreign consist of corporate.
(2)
The financial effects of loan modifications, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 7.1 months and 6.1 months, and reducing the weighted-average contractual interest rate by 1.4% and 0.4% for the six months ended September 30, 2024 and 2025, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(3)	Commitments to lend to borrowers experiencing financial difficulty that were granted modifications were immaterial at September 30, 2024 and 2025.
(4)
The allowance for credit losses on loans is based on macroeconomic-sensitive models that rely on historical performance and macroeconomic scenarios to forecast expected credit losses. Modifications of loans impact expected credit losses by affecting the likelihood of default.

The following table presents the delinquent status of modified loans to borrowers experiencing financial difficulty, including loans that were modified during the twelve months ended September 30, 2024 and 2025:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in billions of yen)
September 30, 2024
Domestic:
Corporate:
Large companies	—	—	3	3	152	156
Small and medium-sized companies	—	—	—	—	24	24
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	4	4

Total domestic	—	—	3	3	180	183

Foreign:
Total foreign (Note)	—	—	—	—	13	13

Total	—	—	3	3	192	196

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in billions of yen)
September 30, 2025
Domestic:
Corporate:
Large companies	—	—	3	3	171	174
Small and medium-sized companies	—	—	—	—	28	28
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	4	4

Total domestic	—	—	3	4	203	206

Foreign:
Total foreign (Note)	—	—	6	6	10	16

Total	—	—	9	10	213	222

Note: The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The loans modified and subsequently defaulted during the twelve months ended September 30, 2024 and 2025 were insignificant.
Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2025 and September 30, 2025:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in billions of yen)
March 31, 2025
Domestic:
Corporate:
Large companies	1	—	38	39	45,840	45,879
Small and medium-sized companies	—	1	5	6	2,741	2,746
Retail:
Housing Loan	15	5	11	31	6,791	6,822
Others	4	1	9	15	1,260	1,275
Sovereign	—	—	—	—	3,693	3,693
Banks and other financial institutions	—	—	—	—	867	867

Total domestic	21	6	63	90	61,192	61,282

Foreign:
Total foreign (Note)	—	—	17	17	37,958	37,975

Total	21	6	80	108	99,150	99,257

September 30, 2025
Domestic:
Corporate:
Large companies	2	2	34	38	47,529	47,567
Small and medium-sized companies	—	—	5	5	2,621	2,626
Retail:
Housing Loan	12	3	11	26	6,727	6,753
Others	4	1	9	14	1,236	1,250
Sovereign	—	—	—	—	1,838	1,838
Banks and other financial institutions	—	—	—	—	796	796

Total domestic	18	6	60	84	60,747	60,831

Foreign:
Total foreign (Note)	—	—	17	17	39,538	39,555

Total	18	6	76	100	100,285	100,386

Note: The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Net losses on sales of loans
Net losses on sales of loans were ¥3,828 million and ¥7,491 million for the six months ended September 30, 2024 and 2025, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.
5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the six months ended September 30, 2024 and 2025 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total
	(in millions of yen)
Six months ended September 30, 2024
Balance at beginning of period	563,716	55,790	44	273	130,249	750,071

Provision (credit) for credit losses on loans	(6,543)	661	(8)	(61)	3,830	(2,121)

Charge-offs (3)	(11,260)	(2,474)	—	—	(12,145)	(25,880)
Recoveries	6,915	524	—	—	860	8,299

Net charge-offs	(4,345)	(1,951)	—	—	(11,285)	(17,581)

Others (1)	—	—	—	—	(14,621)	(14,621)

Balance at end of period	552,828	54,500	36	211	108,172	715,747

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total
	(in millions of yen)
Six months ended September 30, 2025
Balance at beginning of period	639,190	50,150	51	377	126,606	816,374

Provision (credit) for credit losses on loans	9,617	1,082	2	(50)	(21,107)	(10,456)

Charge-offs (3)	(233,848)	(2,276)	—	—	(1,774)	(237,898)
Recoveries	2,233	599	—	—	376	3,208

Net charge-offs	(231,615)	(1,676)	—	—	(1,398)	(234,690)

Others (1)	300	—	—	—	7,508	7,808

Balance at end of period	417,492	49,556	52	328	111,608	579,036

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs increased by ¥212,018 million from the six months ended September 30, 2024 to ¥237,898 million for the six months ended September 30, 2025 due mainly to a downgrade in obligor rating at a domestic corporate borrower.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

6. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	2,730,316	2,403,288
Other	566,583	624,610
Collateral pledged:
Collateral pledged for derivative transactions	1,666,564	1,692,497
Margins provided for futures contracts	228,386	245,500
Other	117,279	84,474
Prepaid pension cost	682,222	553,359
Right-of-use assets	474,361	464,707
Security deposits	76,648	73,977
Loans held for sale	391,519	287,624
Other (1)(2)	1,300,551	1,283,711

Total	8,234,429	7,713,747

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,260,130	1,751,249
Other	611,344	551,620
Guaranteed trust principal (3)	703,851	671,799
Lease liabilities	502,997	501,458
Collateral accepted:
Collateral accepted for derivative transactions	1,380,243	1,525,517
Margins accepted for futures contracts	29,725	27,425
Unearned income	93,491	91,074
Other (2)	2,026,574	2,531,947

Total	6,608,355	7,652,089

Notes:
(1)	At March 31, 2025, The MHFG Group included premises and equipment classified as held for sale in Other.
(2)
As of March 31, 2025, and September
30, 2025
, the MHFG Group included assets and liabilities of ¥68,966 million and ¥131,210 million, and ¥144,039 million and ¥249,071 million, respectively, which mainly consist of financial assets and financial liabilities relating to a transferred business and are classified as held for sale in Other.

(3)
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

7. Preferred and common stock
Preferred stock
The composition of preferred stock at March 31, 2025 and September 30, 2025 is as follows:

Class of stock	March 31, 2025		September 30, 2025
	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—
Common stock
The number of issued shares of common stock at March 31, 2025 and September 30, 2025 was 2,513,757,794 and 2,489,848,594 .
MHFG resolved at the meeting of Board of Directors held on May 15, 2025 to repurchase up to the lesser of 40,000,000 shares of our common stock and ¥100 billion by market purchases from May 16, 2025 to August 31, 2025. Under this share repurchase program, MHFG repurchased 23,909,200 shares of MHFG’s common stock for ¥99,999,721,300 from May 2025 to August 2025. MHFG cancelled 23,909,200 shares of treasury stock on September 22, 2025.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

8. Accumulated other comprehensive income (loss), net of tax
Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2024 and 2025 are as follows:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
AOCI, balance at beginning of period	984,578	931,779
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	2,061	(36,056)
Unrealized holding gains (losses) during period	(7,526)	(20,684)
Less: reclassification adjustments for losses (gains) included in net income	(2,560)	(2,052)

Change during period	(10,085)	(22,736)

Balance at end of period	(8,024)	(58,792)

Foreign currency translation adjustments:
Balance at beginning of period	467,864	517,081
Foreign currency translation adjustments during period	33,302	(11,351)
Less: reclassification adjustments for losses (gains) included in net income	(3,038)	—

Change during period	30,264	(11,351)

Balance at end of period	498,128	505,730

Defined benefit plan adjustments:
Balance at beginning of period	499,663	422,515
Unrealized gains (losses) during period	6,261	11,628
Less: reclassification adjustments for losses (gains) included in net income	(15,611)	(13,914)

Change during period	(9,350)	(2,285)

Balance at end of period	490,313	420,230

Own credit risk adjustments:
Balance at beginning of period	14,990	28,239
Unrealized gains (losses) during period	6,467	814
Less: reclassification adjustments for losses (gains) included in net income	290	(2)

Change during period	6,757	813

Balance at end of period	21,747	29,052

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	17,586	(35,559)

AOCI, balance at end of period	1,002,164	896,220

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2025:

	Six months ended September 30, 2025
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders

	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	3,368	(1,316)	2,052	—	2,052	Investment gains (losses)-net
Defined benefit plan adjustments	20,144	(6,232)	13,912	1	13,914	Salaries and employee benefits
Own credit risk adjustments	2	(1)	2	—	2	Other noninterest income (expenses)

Total	23,514	(7,548)	15,966	1	15,967

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

9. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements supervised by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2025 and September 30, 2025 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2025		September 30, 2025
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,826	8.11	6,025	8.12
Actual	9,506	13.23	10,166	13.70
Tier 1 capital:
Required (1)	6,904	9.61	7,138	9.62
Actual	11,248	15.65	12,287	16.55
Total risk-based capital:
Required (1)	8,341	11.61	8,622	11.62
Actual	12,755	17.75	13,662	18.41
Leverage Ratio (2) :
Required (3)	8,715	3.70	8,963	3.70
Actual	11,248	4.77	12,287	5.07
MHBK:
Common Equity Tier 1 capital:
Required	2,964	4.50	3,043	4.50
Actual	7,529	11.42	8,350	12.34
Tier 1 capital:
Required	3,952	6.00	4,057	6.00
Actual	9,267	14.06	10,473	15.48
Total risk-based capital:
Required	5,270	8.00	5,410	8.00
Actual	10,718	16.27	11,836	17.50
Leverage Ratio (2) :
Required	6,837	3.15	6,984	3.15
Actual	9,267	4.26	10,473	4.72
MHTB:
Common Equity Tier 1 capital:
Required	70	4.50	71	4.50
Actual	493	31.60	549	34.57
Tier 1 capital:
Required	93	6.00	95	6.00
Actual	493	31.60	549	34.58
Total risk-based capital:
Required	125	8.00	127	8.00
Actual	493	31.60	549	34.58
Leverage Ratio (2) :
Required	115	3.15	112	3.15
Actual	493	13.49	549	15.33

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2025		September 30, 2025
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,737	4.50	2,775	4.50
Actual	6,116	10.05	6,882	11.15
Tier 1 capital:
Required	3,649	6.00	3,700	6.00
Actual	7,843	12.89	8,993	14.58
Total risk-based capital:
Required	4,866	8.00	4,934	8.00
Actual	9,258	15.22	10,347	16.77
Leverage Ratio (2) :
Required	6,240	3.15	6,383	3.15
Actual	7,843	3.95	8,993	4.43
MHTB:
Common Equity Tier 1 capital:
Required	66	4.50	66	4.50
Actual	454	30.86	512	34.44
Tier 1 capital:
Required	88	6.00	89	6.00
Actual	454	30.86	512	34.44
Total risk-based capital:
Required	117	8.00	118	8.00
Actual	454	30.86	512	34.44
Leverage Ratio (2) :
Required	110	3.15	103	3.15
Actual	454	12.98	512	15.52

Notes:
(1)
The required ratios described above, at March 31, 2025 and September 30, 2025, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.11% and 0.12%, respectively, and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”)
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets.

(2)	The required and actual amounts described above at March 31, 2025 and September 30, 2025 exclude amounts of deposits to the Bank of Japan.
(3)
The required ratios described above, at March 31, 2025 and September 30, 2025, include a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
under the finalized Basel III reforms.

MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
10. Earnings per common share
Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs.
The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	563,176	815,540

Effect of dilutive securities	—	—

Net income attributable to common shareholders after assumed conversions	563,176	815,540

	Six months ended September 30,
	2024	2025

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,068	2,499,196

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs	459	450

Weighted average common shares after assumed conversions	2,536,527	2,499,646

	Six months ended September 30,
	2024	2025

	(in yen)
Earnings per common share:
Basic net income per common share	222.07	326.32

Diluted net income per common share	222.03	326.26

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

11. Income taxes
The following table presents the components of Income tax expense for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Current tax expense	199,921	206,244
Deferred tax expense	28,554	81,359

Total income tax expense	228,475	287,602

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2024 and 2025. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(3,600)	(9,388)
Less: reclassification adjustments	(798)	(1,316)

Total	(4,399)	(10,703)

Foreign currency translation adjustments:
Unrealized gains (losses)	—	(1,416)
Less: reclassification adjustments	—	—

Total	—	(1,416)

Defined benefit plan adjustments:
Unrealized gains (losses)	2,676	5,194
Less: reclassification adjustments	(6,696)	(6,232)

Total	(4,020)	(1,038)

Own credit risk adjustments:
Unrealized gains (losses)	2,887	472
Less: reclassification adjustments	128	(1)

Total	3,015	471

Total tax effect before allocation to noncontrolling interests	(5,403)	(12,686)

The statutory tax rate was 30.62% as of both September 30, 2024 and 2025. The effective tax rates, 29.42% and 23.93
% for the six months ended September 30, 2024 and 2025, respectively, differed from the statutory tax rates. The difference between the tax rates for the six months ended September 30, 2024 was immaterial. The difference between the tax rates for the six months ended September 30, 2025 resulted mainly from the effect of noncontrolling interest income of consolidated VIEs.
At September 30, 2025, the MHFG Group had net operating loss carryforwards totaling ¥400 billion.
The total amount of unrecognized tax benefits was ¥5,342 million at September 30, 2025, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

An immaterial portion of unrecognized tax benefits at March 31, 2025 was resolved in the six months period ended September 30, 2025. The amount of additional unrecognized tax benefits for the period was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
12. Pension and other employee benefit plans
The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Service cost-benefits earned during the period	10,846	9,220
Interest costs on projected benefit obligations	6,674	9,302
Expected return on plan assets	(15,661)	(16,214)
Amortization of prior service cost (benefits)	(2,711)	(2,842)
Amortization of net actuarial loss (gain)	(19,156)	(16,191)
Special termination benefits	365	307
Other	1,389	2,102

Net periodic benefit cost	(18,253)	(14,316)

In June 2024, based on various approvals, MHFG and certain domestic subsidiaries communicated to their employees an amendment to the defined benefit plans that was effective as of July 1, 2024. In accordance with ASC 715, “Compensation—Retirement Benefits” (“ASC 715”), any change in projected benefit obligations due to a plan amendment is required to be recognized as prior service benefits (cost) as of the amendment date. Accordingly, the MHFG Group recognized ¥9,360 million of prior service benefits for the six months ended September 30, 2024.
13. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2025 and September 30, 2025. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2025	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,673,102	—	10,830	—	10,910
Foreign exchange contracts	318,749	—	4,534	—	4,813
Equity-related contracts	14,584	—	261	—	313
Credit-related contracts	33,847	—	245	—	210
Other contracts	878	—	21	—	21

Total	3,041,160	—	15,891	—	16,267

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2025	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,809,345	—	12,108	—	12,227
Foreign exchange contracts	353,515	—	4,559	—	4,310
Equity-related contracts	17,118	—	192	—	556
Credit-related contracts	30,430	—	238	—	196
Other contracts	851	—	28	—	33

Total	3,211,259	—	17,124	—	17,321

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,667 billion and ¥1,380 billion at March 31, 2025, and ¥1,692 billion and ¥1,526 billion at September 30, 2025, respectively.
Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include net investment hedges.
Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated as a hedge of the net investment. The gains and losses recorded in other comprehensive income (loss) related to net investment hedges were immaterial.
Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans, etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, (3) equity-related derivatives for the purpose of economically managing the risk of stock price fluctuation involved in holding equity products, and (4) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).
The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2024 and 2025:

	Gains (losses) recorded in income for six months ended September 30,
	2024	2025

	(in millions of yen)
Interest rate contracts	(70,474)	(280,278)
Foreign exchange contracts	219,124	168,540
Equity-related contracts	167,248	(163,169)
Credit-related contracts (Note)	(9,607)	(14,518)
Other contracts	(7,436)	1,865

Total	298,856	(287,560)

Note:
Amounts include the net gains (losses) of ¥(612) million and ¥
(453) million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2024 and 2025, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.
The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2025 and September 30, 2025:

	March 31, 2025		September 30, 2025
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	9,201	59	9,551	68
Non-investment grade	6,549	106	4,561	65

Total	15,750	164	14,113	134

Credit protection purchased	18,097	(129)	16,318	(92)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be
BBB-,
while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2025 and September 30, 2025:

	Maximum payout/Notional amount
	March 31, 2025	September 30, 2025

	(in billions of yen)
One year or less	1,173	1,236
After one year through five years	13,125	11,089
After five years	1,452	1,788

Total	15,750	14,113

Note:
The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit-related contingent features
Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	1,359	1,167
Collateral provided to counterparties in the normal course of business	1,118	934
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	241	233
14. Commitments and contingencies
Obligations under guarantees
The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.
The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.
The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2025 and September 30, 2025. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2025	September 30, 2025
	(in billions of yen)
Performance guarantees	4,100	4,386
Guarantees on loans	220	248
Guarantees on securities	92	92
Other guarantees	3,309	3,675
Guarantees for the repayment of trust principal	11	8
Liabilities of trust accounts	330	342
Derivative financial instruments	80,505	84,729

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025
	(in billions of yen)
Investment grade	5,900	6,303
Non-investment grade	1,821	2,097

Total	7,721	8,401

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025
	(in billions of yen)
Commitments to extend credit (Note)	119,733	120,772
Commercial letters of credit	1,829	1,574

Total	121,562	122,345

Note:	Commitments to extend credit include commitments to invest in securities.
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, “Contingencies” (“ASC 450”), the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
15. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.
The table below shows the consolidated assets of the MHFG Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2025 and September 30, 2025:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2025	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,387	—	—
Asset-backed securitizations	1,609	181	100
Investments in securitization products	384	—	—
Investment funds	1,562	5,642	1,421
Trust arrangements and other	4,869	—	—

Total	11,810	5,823	1,521

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2025	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,816	—	—
Asset-backed securitizations	2,808	181	102
Investments in securitization products	383	—	—
Investment funds	1,963	7,326	1,721
Trust arrangements and other	4,664	—	—

Total	12,634	7,507	1,823

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

As of March 31, 2025 and September 30, 2025, the noncontrolling interests in consolidated VIEs amounted to ¥389 billion and ¥448 billion, respectively, and are included in the MHFG Group’s equity-classified noncontrolling interests.
The MHFG Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2025 and September 30, 2025:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	March 31, 2025	September 30, 2025

	(in billions of yen)
Trading account assets	93	94
Investments	863	1,185
Loans	254	284

Total	1,210	1,564

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2025	September 30, 2025

	(in billions of yen)
Trading account liabilities	3	4

Total	3	4

Maximum exposure to loss (Note)	1,521	1,823

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the MHFG Group’s variable interest can take different forms, as described further in the notes below. Additionally, the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The MHFG Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the Group backed by the financial assets. While customers normally continue to service the transferred receivables, the Group underwrites, distributes, and makes a market in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

commercial paper issued by the conduits. The Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet
financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.
In these cases, the MHFG Group considers that these variable interests are not significant as the Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
The MHFG Group manages Tender Option Bond (“TOB”) programs which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where the Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third-party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The MHFG Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the Group considers that these variable interests are not significant except for its specific involvement as noted below.
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

placing cash with the Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2025 and September 30, 2025.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the Group.
The MHFG Group established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group. The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.
Securitization
The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.
For the six months ended September 30, 2024 and 2025, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. Therefore, the Group did not have significant assets obtained as proceeds and significant liabilities incurred in the transfer. The Group did not recognize significant continuing involvement and retain significant interests in securitization transactions accounted for as sales as of March 31, 2025 and September 30, 2025.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

16. Noninterest income
Details of Noninterest income for the six months ended September 30, 2024 and 2025 are as follows:

	Six months ended September 30,
	2024	2025

	(in millions of yen)
Fee and commission income:
Securities-related business (1)	126,734	145,973
Deposits-related business (1)	7,976	7,689
Lending-related business (2)(4)	118,321	137,952
Remittance business (1)	50,247	51,715
Asset management business (1)	62,005	64,230
Trust-related business (1)	63,978	65,981
Agency business (1)	19,940	20,063
Guarantee-related business (3)	23,200	24,071
Fees for other customer services (1)	100,468	113,079

Total Fee and commission income	572,869	630,753

Foreign exchange gains (losses)—net (3)	(120,497)	(7,234)
Trading account gains (losses)—net (2)	801,981	224,043
Investment gains (losses)—net:
Debt securities (3)	12,139	3,244
Equity securities (3)	(133,889)	586,485
Equity in earnings (losses) of equity method investees—net (3)	9,086	38,290
Gains on disposal of premises and equipment (3)	72,346	16,469
Other noninterest income (2) (5)	123,285	148,782

Total	1,337,318	1,640,833

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 17 “Fair value” for further details.
Certain Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.
Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies” to the consolidated financial statements in the Group’s most recent Form
20-F.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥28 billion and ¥36 billion for the six months ended September 30, 2024, respectively, and ¥30 billion and ¥36 billion for the six months ended September 30, 2025, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥58 billion and ¥54 billion for the six months ended September 30, 2024 and 2025, respectively, are within the scope of ASC 606 and accounted for in Trading account gains
(losses)-net.
Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the six months ended September 30, 2024 and 2025, approximately ¥14 billion and ¥14 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2025 and September 30, 2025, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2025 and September 30, 2025, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2025 and September 30, 2025, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
17. Fair value
Fair value measurements
ASC 820, “Fair Value Measurement” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on t he
measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value hierarchy
ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter
derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to assess whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently applied from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2025, there were no significant changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include prepayment rates, default rates, recovery rates, and discount margin. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Hedge funds the Group invests in are primarily multi-strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk. The Group measures these valuation adjustments based on net exposure of a group of financial assets and financial liabilities to credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using the same procedures described under
Trading securities and trading securities sold, not yet purchased above.
Other investments
Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
Non-marketable
equity securities are generally classified in Level 3 of the fair

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.
Other assets
Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions. The securities received as collateral under lending transactions mainly consist of certain foreign government bonds and securitization products which are valued using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.
Long-term debt and Other short-term borrowings
Fair value accounting is elected for certain debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.
Other liabilities
Other liabilities measured at fair value consist of obligation to return securities received as collateral under securities lending transactions, which are measured at the fair value of the securities received as collateral. The securities consist primarily of certain foreign government bonds and securitization products, whose fair values are measured using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIE
S
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2025 and September 30, 2025, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2025	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	2,111	16	—	2,126
Japanese local government bonds	—	98	—	98
U.S. Treasury bonds and federal agency securities	4,274	1,034	—	5,308
Other foreign government bonds	975	728	—	1,703
Agency mortgage-backed securities	—	5,494	—	5,494
Certificates of deposit and commercial paper	—	956	—	956
Corporate bonds and other (2)	6	2,851	174	3,030
Equity securities	2,735	133	21	2,888
Trading securities measured at net asset value (3)				103
Derivative financial instruments:
Interest rate contracts	25	10,801	4	10,830
Foreign exchange contracts	—	4,526	8	4,534
Equity-related contracts	83	175	4	261
Credit-related contracts	—	242	3	245
Other contracts	6	10	5	21
Available-for-sale securities:
Japanese government bonds	7,938	424	—	8,362
Japanese local government bonds	—	548	—	548
U.S. Treasury bonds and federal agency securities	128	—	—	128
Other foreign government bonds	1,150	1,441	—	2,591
Agency mortgage-backed securities	—	316	—	316
Residential mortgage-backed securities	—	15	6	21
Commercial mortgage-backed securities	—	851	3	854
Japanese corporate bonds and other debt securities	—	1,252	186	1,438
Foreign corporate bonds and other debt securities	—	788	13	801
Equity securities:
Equity securities with readily determinable fair values	3,034	545	—	3,578
Equity securities measured at net asset value (3)				339
Other investments	2	—	86	88
Other assets (4)	34	82	37	154

Total assets measured at fair value on a recurring basis	22,499	33,325	550	56,816

Liabilities:
Trading securities sold, not yet purchased	3,320	1,621	—	4,941
Derivative financial instruments:
Interest rate contracts	18	10,885	6	10,910
Foreign exchange contracts	—	4,811	2	4,813
Equity-related contracts	71	165	77	313
Credit-related contracts	—	205	5	210
Other contracts	9	9	3	21
Other short-term borrowings (5)	—	244	—	244
Long-term debt (5)	—	3,276	489	3,764
Other liabilities	5	82	37	125

Total liabilities measured at fair value on a recurring basis	3,424	21,298	619	25,341

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2025	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	2,573	10	—	2,583
Japanese local government bonds	—	147	—	147
U.S. Treasury bonds and federal agency securities	4,164	2,093	—	6,257
Other foreign government bonds	1,290	842	—	2,132
Agency mortgage-backed securities	—	5,402	—	5,402
Certificates of deposit and commercial paper	—	1,632	—	1,632
Corporate bonds and other (2)	1	3,022	175	3,198
Equity securities	3,378	156	22	3,556
Trading securities measured at net asset value (3)				101
Derivative financial instruments:
Interest rate contracts	19	12,089	—	12,108
Foreign exchange contracts	—	4,552	7	4,559
Equity-related contracts	60	124	8	192
Credit-related contracts	—	233	5	238
Other contracts	13	10	4	28
Available-for-sale securities:
Japanese government bonds	10,517	468	—	10,984
Japanese local government bonds	—	521	—	521
U.S. Treasury bonds and federal agency securities	127	—	—	127
Other foreign government bonds	1,763	1,595	—	3,358
Agency mortgage-backed securities	—	311	—	311
Residential mortgage-backed securities	—	—	6	6
Commercial mortgage-backed securities	—	813	—	813
Japanese corporate bonds and other debt securities	—	1,034	187	1,221
Foreign corporate bonds and other debt securities	—	848	—	848
Equity securities:
Equity securities with readily determinable fair values	3,377	702	—	4,079
Equity securities measured at net asset value (3)				396
Other investments	2	—	88	90
Other assets (4)	36	80	37	153

Total assets measured at fair value on a recurring basis	27,321	36,683	539	65,040

Liabilities:
Trading securities sold, not yet purchased	3,821	1,604	—	5,425
Derivative financial instruments:
Interest rate contracts	21	12,195	11	12,227
Foreign exchange contracts	—	4,308	2	4,310
Equity-related contracts	160	234	162	556
Credit-related contracts	—	185	10	196
Other contracts	18	10	4	33
Other short-term borrowings (5)	—	34	—	34
Long-term debt (5)	—	3,985	510	4,495
Other liabilities	9	80	37	126

T ot al liabilities measured at fair value on a recurring basis	4,030	22,635	736	27,402

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2025 and September 30, 2025 were ¥58 billion and ¥187 billion, respectively.

(4)	The amount includes highly liquid government bonds classified as held for sale relating to a transferred business, which are classified in Level 1.
(5)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024	April 1, 2024	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2024	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Corporate bonds and other	189	(4	) (2)	—		—	(3)	30	(22)	—	(4)	187	—
Equity securities	21	1	(2)	—		—	—	—	—	—	(1)	22	1
Derivative financial instruments, net (1) :
Interest rate contracts	13	(12	) (2)	—		—	—	—	—	—	—	—	(13)
Foreign exchange contracts	(9)	16	(2)	—		—	—	—	—	—	2	9	17
Equity-related contracts	(70)	(19	) (2)	—		—	—	—	—	—	8	(80)	(22)
Credit-related contracts	(5)	—	(2)	—		—	—	—	—	—	(2)	(7)	(2)
Other contracts	—	2	(2)	—		—	—	—	—	—	—	2	2
Available-for-sale securities:
Residential mortgage-backed securities	8	—	(3)	—	(4)	—	—	—	—	—	(1)	7	—
Commercial mortgage-backed securities	4	—	(3)	—	(4)	—	—	—	—	—	—	4	—
Japanese corporate bonds and other debt securities	167	—	(3)	(2	) (4)	—	—	2	—	—	(3)	165	(2)
Foreign corporate bonds and other debt securities	23	—	(3)	—	(4)	—	—	—	—	—	—	23	—
Other investments	80	—	(3)	—		—	(2)	55	—	—	(45)	87	(2)
Other assets	—	—		—		—	—	29	—	—	—	29	—
Liabilities:
Long-term debt	427	13	(5)	3	(4)	7	—	—	—	137	(100)	454	17
Other liabilities	—	—		—		—	—	—	—	29	—	29	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Six months ended September 30, 2025	April 1, 2025	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2025	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Corporate bonds and other	174	66	(2)	—		36	(1)	112	(126)	—	(85)	175	51
Equity securities	21	1	(2)	—		—	—	—	—	—	—	22	—
Derivative financial instruments, net (1) :
Interest rate contracts	(2)	(8	) (2)	—		—	—	—	—	—	—	(10)	(6)
Foreign exchange contracts	6	(3	) (2)	—		—	—	—	—	—	2	5	(2)
Equity-related contracts	(73)	(90	) (2)	—		—	—	—	—	—	9	(154)	(57)
Credit-related contracts	(2)	(5	) (2)	—		—	—	—	—	—	2	(5)	(1)
Other contracts	1	(1	) (2)	—		—	—	—	—	—	—	—	(1)
Available-for-sale securities:
Residential mortgage-backed securities	6	—	(3)	—	(4)	—	—	—	—	—	(1)	6	—
Commercial mortgage-backed securities	3	—	(3)	—	(4)	—	(3)	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	186	—	(3)	(2	) (4)	—	—	4	—	—	(1)	187	(2)
Foreign corporate bonds and other debt securities	13	—	(3)	—	(4)	—	—	—	—	—	(13)	—	—
Other investments	86	(2	) (3)	—		—	—	59	—	—	(55)	88	1
Other assets	37	—		—		—	—	—	—	—	—	37	—
Liabilities:
Long-term debt	489	(15	) (5)	—	(4)	—	(1)	—	—	111	(104)	510	(9)
Other liabilities	37	—		—		—	—	—	—	—	—	37	—

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)-net, Foreign exchange gains (losses)-net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)-net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2024 and 2025. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to
Available-for-sale
securities and Long-term debt, which were ¥(2) billion and ¥3 billion, respectively, at September 30, 2024, and ¥(2) billion and ¥0 billion, respectively, at September 30, 2025.

Transfers between levels
During the six months ended September 30, 2024, the transfers into Level 3 included ¥7 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to the decrease in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2024, the transfers out of Level 3 included ¥3 billion of Trading securities and ¥2 billion of Other investments. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Other investments were primarily due to increased price transparency for certain investments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

During the six months ended September 30, 2025, the transfers into Level 3 included ¥

 billion of Trading securities. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain foreign bonds. During the six months ended September 30, 2025, the transfers out of Level 3 included ¥
1

billion of Trading securities, ¥
3

billion of Available-for-sale securities and ¥
1
 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to the increase in the observability of the default rate when valuing certain structured notes.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2025 and September 30, 2025:

March 31, 2025

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	6	Discounted cash flow Price-based	Prepayment rate	0.4% - 5.8%	3.6%
			Recovery rate	100.0% - 100.0%	100.0%
			Discount margin	30.0bps - 52.0bps	39.8bps

Commercial mortgage-backed securities	3	Discounted cash flow Price-based	Discount margin	173.3bps - 180.6bps	178.8bps

Corporate bonds and other debt securities	373	Discounted cash flow Price-based	Prepayment rate (1)	2.9% - 2.9%	2.9%
			Default rate (1)	0.3% - 0.3%	0.3%
			Recovery rate (1)	36.5% - 36.5%	36.5%
			Discount margin (1)	58.1bps - 58.1bps	58.1bps
			Discount margin (2)	47.0bps - 47.0bps	47.0bps

Derivative financial instruments, net:
Interest rate contracts	(2)	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	71.4%

Foreign exchange contracts	6	Internal valuation model (3)	FX - IR correlation	13.8% - 72.5%	29.9%

Equity-related contracts	(73)	Internal valuation model (3)	Equity - IR correlation	25.0% - 25.0%	25.0%
			Equity volatility	12.7% - 175.2%	51.0%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate	0.0% - 6.5%	1.4%

Other contracts	1	Internal valuation model (3)	Commodity volatility	17.1% - 27.7%	18.1%

Long-term debt	489	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	71.4%
			FX - IR correlation	5.5% - 59.2%	29.9%
			Equity - IR correlation	25.0% - 25.0%	25.0%
			Equity - FX correlation	- 5.4% - 93.3%	0.0%
			Equity correlation	39.9% - 100.0%	87.3%
			Equity volatility	10.3% - 97.0%	29.7%
			Default rate	0.0% - 6.8%	1.3%
			Credit correlation	22.8% - 100.0%	57.5%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2025

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	6	Discounted cash flow Price-based	Prepayment rate	0.4% - 6.3%	3.6%
			Recovery rate	100.0% - 100.0%	100.0%
			Discount margin	30.0bps - 70.0bps	48.7bps

Corporate bonds and other debt securities	362	Discounted cash flow Price-based	Discount margin (2)	53.7bps - 53.7bps	53.7bps

Derivative financial instruments, net:
Interest rate contracts	(10)	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	75.0%

Foreign exchange contracts	5	Internal valuation model (3)	FX - IR correlation	-6.2% - 72.5%	14.9%

Equity-related contracts	(154)	Internal valuation model (3)	Equity - IR correlation	25.0% - 25.0%	25.0%
			Equity correlation	78.9% - 100.0%	93.4%
			Equity volatility	10.9% - 108.1%	43.9%

Credit-related contracts	(5)	Internal valuation model (3)	Default rate	0.0% - 7.6%	1.2%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0.0% - 32.2%	21.7%

Long-term debt	510	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	75.0%
			FX - IR correlation	-6.2% - 60.2%	14.9%
			Equity - IR correlation	25.0% - 25.0%	25.0%
			Equity - FX correlation	-5.4% - 92.4%	0.0%
			Equity correlation	43.8% - 100.0%	87.4%
			Equity volatility	10.2% - 77.9%	28.0%
			Default rate	0.0% - 7.6%	1.2%
			Credit correlation	24.8% - 100.0%	58.4%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
IR = Interest rate
FX = Foreign exchange

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Uncertainty of fair value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
(1) Prepayment rate
The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.
(2) Default rate
The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.
(3) Recovery rate
The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.
(4) Discount margin
The discount margin is the portion of the interest rate over a benchmark market interest rate such as Tokyo Interbank Offered Rate (“TIBOR”) or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
(5) Correlation
Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.
(6) Volatility
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2025 and September 30, 2025:

March 31, 2025	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	84	—	—	84	345
Loans held-for-sale	54	—	48	5	57
Equity securities (without readily determinable fair values)	10	—	1	9	23
Other investments	68	66	—	2	106
Premises and equipment-net	—	—	—	—	2
Other assets	3	—	—	3	10

Total assets measured at fair value on a nonrecurring basis	219	66	49	104	543

September 30, 2025	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	66	—	—	66	95
Loans held-for-sale	19	—	17	2	20
Equity securities (without readily determinable fair values)	3	—	—	3	6
Other assets	1	—	—	1	1

Total assets measured at fair value on a nonrecurring basis	89	—	17	72	122

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above are classified as nonaccrual and are measured based upon the observable market price of the loan, which are classified as Level 2, or the fair value of the underlying collateral, which are classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned may require significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy. Loans held-for-sale
classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, with a price of ¥80.0 and ¥99.7 at March 31, 2025 and September 30, 2025, respectively.
Equity securities (without readily determinable fair values) in the table above consist of non-marketable
equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

non-marketable
equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable
equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity securities, they are classified as Level 3. The fair values of non-marketable
equity securities adjusted based on observed transaction prices are mainly classified as Level 2.
Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable
equity method investments are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity method investments, they are classified as Level 3. Other investments were not measured at fair value on a nonrecurring basis as of September 30, 2025.
Premises and equipment–net and Other assets in the table above have been impaired and written down to fair value. Other assets include premises and equipment classified as held for sale. Premises and equipment–net were not measured at fair value on a nonrecurring basis as of September 30, 2025.
Fair value option
The MHFG Group elected the fair value option for certain eligible financial instruments described below.
Foreign currency denominated debt securities
The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets.
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. The fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Other short-term borrowings and Long-term debt. The interest on these notes continues to be reported in Interest expense on other short-term borrowings and long-term debt based on the contractual rates. Only an immaterial amount included in Other short-term borrowings and Long-term debt in the statement of financial position is not eligible for the fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥

 billion and ¥

 billion at March 31, 2025 and September 30, 2025, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were ¥
(18)
 billion and
¥
68
billion for the six months ended September 30, 2024 and 2025, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.
The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions
The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of non- marketable equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥602 billion and ¥596 billion at March 31, 2025 and September 30, 2025, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets are classified as Level 2, and all are included in the table in Note 6 “Other assets and liabilities.”

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions
The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.
Interest-bearing deposits
The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.
Due to trust accounts
The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.
Other short-term borrowings
The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Long-term debt
Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities are classified as Level 2, and all are included in the table in Note 6 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2025 and September 30, 2025.
The following table shows the carrying amounts and fair values at March 31, 2025 and September 30, 2025, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

“Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	March 31, 2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	104,399	104,399	71,405	32,994	—
Investments	4,186	4,027	400	3,628	—
Loans, net of allowance (Note)	98,275	99,450	—	—	99,450
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	77,163	77,163	—	77,163	—
Interest-bearing deposits	139,443	139,338	—	139,338	—
Due to trust accounts	303	303	—	303	—
Other short-term borrowings	5,293	5,293	—	5,293	—
Long-term debt	11,119	10,900	—	9,378	1,521

	September 30, 2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	100,350	100,350	66,109	34,241	—
Investments	4,171	4,043	399	3,643	—
Loans, net of allowance (Note)	99,643	100,638	—	—	100,638
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	74,007	74,007	—	74,007	—
Interest-bearing deposits	142,377	142,267	—	142,267	—
Due to trust accounts	360	360	—	360	—
Other short-term borrowings	4,439	4,439	—	4,439	—
Long-term debt	13,449	13,338	—	11,708	1,630

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

F
-64

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities
Derivatives
The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.
Repurchase and resale agreements and securities lending and borrowing transactions
Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2025 and September 30, 2025. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2025
Assets (1) :
Derivatives	15,891	—	15,891	(5)	(13,315)	(850)	1,725
Receivables under resale agreements	28,109	—	28,109	(6)	(26,652)	—	1,457
Receivables under securities borrowing transactions	2,078	—	2,078	(7)	(2,048)	—	31

Total	46,078	—	46,078		(42,015)	(850)	3,213

Liabilities (1) :
Derivatives	16,267	—	16,267	(5)	(12,793)	(1,579)	1,894
Payables under repurchase agreements	38,395	—	38,395	(6)	(37,550)	—	845
Payables under securities lending transactions	1,675	—	1,675	(7)	(1,585)	—	89
Other liabilities (8)	125	—	125		(125)	—	—

Total	56,461	—	56,461		(52,054)	(1,579)	2,828

September 30, 2025
Assets (1) :
Derivatives	17,124	—	17,124	(5)	(14,542)	(1,040)	1,542
Receivables under resale agreements	29,283	—	29,283	(6)	(27,832)	—	1,452
Receivables under securities borrowing transactions	1,939	—	1,939	(7)	(1,930)	—	9

Total	48,347	—	48,347		(44,304)	(1,040)	3,003

Liabilities (1) :
Derivatives	17,321	—	17,321	(5)	(13,955)	(1,402)	1,965
Payables under repurchase agreements	35,926	—	35,926	(6)	(34,092)	—	1,834
Payables under securities lending transactions	2,139	—	2,139	(7)	(2,020)	—	119
Other liabilities (8)	126	—	126		(126)	—	—

Total	55,512	—	55,512		(50,193)	(1,402)	3,917

Notes:
(1)
Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off
or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter
(“OTC”) and
OTC-cleared
derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥15,324 billion and ¥15,722 billion, respectively, at March 31, 2025, and ¥16,758 billion and ¥16,807 billion, respectively, at September 30, 2025.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥26,995 billion and ¥37,646 billion, respectively, at March 31, 2025, and ¥28,023 billion and ¥35,010 billion, respectively, at September 30, 2025.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,078 billion and ¥1,602 billion, respectively, at March 31, 2025, and ¥1,939 billion and ¥2,030 billion, respectively, at September 30, 2025.

(8)
Amounts relate to transactions where the Group acts as lender in a securities lending agreement and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2025 and September 30, 2025:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2025
Repurchase agreements	16,755	17,725	1,986	1,929	38,395
Securities lending transactions	1,303	302	—	70	1,675

Total	18,058	18,027	1,986	1,999	40,070

September 30, 2025
Repurchase agreements	17,567	14,290	1,971	2,097	35,926
Securities lending transactions	1,577	454	—	107	2,139

Total	19,145	14,744	1,971	2,204	38,064

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2025 and September 30, 2025:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2025
Japanese government bonds and Japanese local government bonds	6,556	77
Foreign government bonds and foreign agency mortgage-backed securities	29,467	302
Commercial paper and corporate bonds	734	—
Equity securities	902	1,296
Other	736	—

Total (Note)	38,395	1,675

September 30, 2025
Japanese government bonds and Japanese local government bonds	7,498	141
Foreign government bonds and foreign agency mortgage-backed securities	24,213	498
Commercial paper and corporate bonds	2,381	—
Equity securities	659	1,500
Other	1,175	—

Total (Note)	35,926	2,139

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Note:
The above table does not include
securities-for-securities
lending transactions of ¥125 billion at March 31, 2025, and ¥126 billion at September 30, 2025, where the MHFG Group acts as lender and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.
The amounts or composition of assets pledged as collateral for borrowings and for other purposes have not changed significantly since March 31, 2025. See Note 8 “Pledged assets and collateral” to the consolidated financial statements in the MHFG Group’s annual report on Form
20-F
for the year ended March 31, 2025 for additional information.
20. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as operating segments and constitute reportable segments, and they reflect the manner in which our financial information is evaluated by the Group’s Executive Management Committee, whose members act collectively as the Group’s chief operating decision maker (“CODM”).
The services that each
in-house
company provides are as follows.
RBC
This company provides financial services for individual customers, small and medium-sized
enterprises and middle market firms in Japan.
CIBC
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
GCIBC
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese
corporate customers.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

GMC
This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.
AMC
This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.
The reportable segment information, set forth below, is derived from the internal management reporting systems used by the CODM to assess the performance of the Group’s operating segments. The CODM assesses the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. The CODM’s review of the reported measures of reportable segments includes evaluation of segment profitability and assessment of actual results compared to the budget. These measures are regularly provided to the CODM and are a component of a multifaceted decision-making process regarding segment performance as well as resource and capital allocation. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
Six months ended September 30, 2024 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	379.8	301.2	393.6	403.9	29.6	53.2	1,561.5
General and administrative expenses (3)	343.6	116.7	222.1	169.8	18.3	15.0	885.7
Equity in earnings (losses) of equity method investees— net	4.2	5.8	13.7	—	0.2	3.6	27.7
Amortization of goodwill and others	—	0.4	3.2	—	3.0	0.1	6.9

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	40.4	189.9	181.9	234.0	8.4	41.6	696.6

Fixed assets (5)	549.2	150.5	188.3	87.8	—	873.1	1,849.0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	MHFG (Consolidated)
Six months ended September 30, 2025 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	445.3	337.5	422.2	391.7	36.7	39.6	1,673.1
General and administrative expenses (3)	360.8	120.3	243.9	188.6	23.8	26.2	963.8
Equity in earnings (losses) of equity method investees—net	2.9	7.5	14.0	—	0.1	1.8	26.6
Amortization of goodwill and others	—	0.4	2.5	—	2.8	0.2	6.0

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	87.5	224.3	189.8	203.0	10.1	15.0	729.9

Fixed assets (5)	632.6	173.4	227.9	101.5	—	846.2	1,981.7

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2024 and 2025, net gains (losses) related to ETFs and others amounted to ¥40.8 billion and ¥44.1 billion, respectively, of which ¥37.2 billion and ¥40.1 billion are included in GMC, respectively.

(3)
“General and administrative expenses” excludes
non-allocated
gains (losses), net, which primarily includes personnel expenses, depreciation expenses, and occupancy expenses. When the CODM assesses segment performance and decides how to allocate resources, these expenses are regularly provided to the CODM in an aggregated form as “General and administrative expenses” and may be used, for example, to evaluate the expense ratio against segment profits and to compare them with the budgeted expense information.

(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet measure that the CODM uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

•	equity in earnings (losses) of equity method investees—net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.
Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2024 and 2025 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2024 and 2025 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2024	2025
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	696.6	729.9

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	15.5	3.8
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(10.9)	(16.9)
Gains on reversal of reserves for possible losses on loans, and others	25.6	49.3
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	39.0	86.3
Net extraordinary gains (losses)	44.0	49.0
Others	(18.8)	(2.8)

Income before income tax expense under Japanese GAAP	791.1	898.7
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(9.0)	(202.4)
Investments	(57.5)	497.3
Loans	5.5	5.7
Allowances for credit losses	5.4	(26.7)
Premises and equipment	(20.8)	(28.5)
Land revaluation	36.5	5.7
Business combinations	3.9	4.0
Pension liabilities	(17.8)	(30.9)
Consolidation of variable interest entities	29.8	124.1
Foreign currency translation	10.7	(26.5)
Others	(1.2)	(18.8)

Income before income tax expense under U.S. GAAP	776.6	1,201.7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	As of September 30,
	2024	2025
	(in billions of yen)
Fixed assets	1,849.0	1,981.7

U.S. GAAP adjustments (Note)	591.6	543.4

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,440.7	2,525.2

Note:
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

21. Subsequent events
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MHFG (“the Board”) held on November 14, 2025, MHFG resolved to repurchase its common stock through market purchases during the period from November 17, 2025, to February 28, 2026. The repurchase program allows for the acquisition of up to 60,000,000 shares, equivalent to approximately 2.4% of the total number of outstanding common shares (excluding treasury shares), for a total amount of up to ¥200 billion. On March 23, 2026, MHFG will cancel all the repurchased shares in accordance with the resolution adopted by the Board on November 14, 2025. The shareholder return policy is to progressively increase dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, the share buybacks were decided, based on our business results, capital adequacy, stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Results of Review of Interim Consolidated Financial Statements
We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month
periods ended September 30, 2025 and 2024, and the related notes (collectively referred to as the “interim consolidated financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 25, 2025, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2025, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These interim consolidated financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 2
9
, 2025

Exhibit 15

December 29, 2025

To the Shareholders and the Board of Directors of

Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-282497) of Mizuho Financial Group, Inc. of our review report dated December 29, 2025 relating to the unaudited interim consolidated financial statements of Mizuho Financial Group, Inc. as of September 30, 2025 and for the six-month periods ended September 30, 2025 and 2024 that are included in its Form 6-K dated December 29, 2025.

Under Rule 436(c) of the Securities Act of 1933 (the “Act”), our review report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan